

40-33

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

AIM MONEY MARKET FUNDS

811-02606
Branch 18



June 8, 2005


05062791

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Notice of Potential Tag-along Action under Rule 7.5(e)** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-060805SEC.doc
060805 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

mperry@gibsondunn.com

May 31, 2005

Direct Dial
(202) 887-3667

Fax No.
(202) 530-9696

Client No.
T 46252-00040

Michael J. Beck, Clerk
Judicial Panel on Multidistrict Litigation
One Columbus Circle, N.E.
Thurgood Marshall Judiciary Building
Room G-255
Washington, D.C. 20002

Re: *MDL No. 1586 -- In re Mutual Funds Investment Litigation*
Attorney General of State of West Virginia v. AIM Advisors, Inc., et al.

Dear Mr. Beck:

I am counsel to Janus Capital Group Inc. and Janus Capital Management LLC in the above-captioned litigation. I write to notify the Panel, in accordance with Rule 7.5(e), of a potential tag-along action filed in West Virginia state court against Janus Capital Group Inc. and Janus Capital Management LLC. This action has been removed to the United States District Court for the Northern District of West Virginia, and involves common questions of fact with actions that have previously been transferred by the Panel under Section 1407. All defendants who joined in the notice of removal agree that transfer of the action is appropriate.

A copy of the complaint is attached to this letter. The pertinent information about this potential tag-along action is as follows:

Case Name	**District Where Pending**	**Civil Action No.**
Darrell V. McGraw, Jr., Attorney General of State of West Virginia v. AIM Advisors, Inc., et al.	Northern District of West Virginia	5:05-CV-78

I am including the original and three copies of this letter for the Panel and request that the two copies be date-stamped.

In addition, I hereby certify that, on this 31st day of May, 2005, I have caused copies of this letter noticing a potential tag-along action to be served by U.S. Mail, first-class postage prepaid, on the attorneys identified on the attached Panel Attorney Service List.

Very truly yours,



Mark A. Perry

MAP/chl
Attachment(s)

cc: MDL 1586 Panel Attorney Service List
District Court Clerk, Northern District of West Virginia (w/o attachment)
Plaintiffs' Counsel identified on *State of West Virginia* Complaint (w/o attachments)

70318569_1.DOC

Docket: 1586 - In re Mutual Funds Investment Litigation
Status: Transferred on 02/20/2004
Transferee District: MD Judge: Motz, J. Frederick Printed on 05/31/2005

ATTORNEY - FIRM	REPRESENTED PARTY(S)
ACM Technology Hedge Fund, 1345 Ave of the Americas New YorK, NY 10105	=> ACM Technology Hedge Fund
Abramowitz, Elkan Morvillo, Abamowitz, Grand, Iason & Silberberg 565 Fifth Avenue New York, NY 10017	=> Demarini, Richard M.
Ademi, Guri Ademi & O'Reilly 3620 E. Layton Avenue Cudahy, WI 53110	=> Painter, Holly
Allen, Thomas L. Reed Smith, LLP 435 Sixth Avenue Pittsburgh, PA 15219	=> Federated Investment Management Co.; Federated Investors, Inc.; Federated Securities Corp.
Arms, Martin J.E. Watchtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019-6150	=> BACAP Distributors, LLC*; Banc of America Advisors, LLC*; Banc of America Capital Management, LLC*; Bank of America Corp.; Bank of America, N.A.
Barroway, Andrew L. Schiffrin & Barroway, LLP Three Bala Plaza East Suite 400 Bala Cynwyd, PA 19004	=> Bloom (Trustee-the Overton Family Trust), Ronald; Firewicz, Jan; Klorfine Interests LTD.; Wardle, David
Barry, Brian Law Offices of Brian Barry 1801 Avenue of the Stars Suite 307 Los Angeles, CA 90067	=> Sayegh, Mike
Bashian, James V. Law Offices of James V. Bashian, P.C. Fairfield Commons 271 Route 46 West Suite F-207 Fairfield, NJ 07004	=> Leonard, Sarah; Lesser, Maurice; Mule, Andrew D.
Berman, Norman Berman, DeValerio, Pease & Tabacco, et al. One Liberty Square Boston, MA 02109	=> Cust Dweck (for Ezra Dweck NYUGMA), Norma
Berman, Steve W. Hagens Berman Sobol Shapiro, LLP 1301 Fifth Avenue Suite 2900 Seattle, WA 98101	=> Martin, Marilyn P.; Vonder Haar, Carl E.
Bernstein, Joel H. Goodkind, Labaton, Rudoff & Sucharow, LLP 100 Park Avenue	=> Garfield, Robert*; Gary Goldberg Planning Services; Retirement Design & Management, Inc.; Silverman, Tracy*; Weiner, Ronald D.*

ATTORNEY - FIRM	REPRESENTED PARTY(S)
12th Floor New York, NY 10017	
Blumenthal, Barbara Hoffman, Reilly, Pozner & Williamson, L.L.P. 511 16th Street, #700 Denver, CO 80202	=> Chase-Jacobson, Mark; McFadden, Richard L.; Vann, Brenda C.
Boxer, Nelson Dechert LLP 30 Rockfeller Center New York, NY 10112	=> Laughlin, Michael*
Brady, P. John Shughart, Thomson & Kilroy 120 West 12th Street Suite 1800 Kansas City, MO 64105	=> Hill, Jr., John G.; Marini (Behalf of Leona A. Marini IRA dated 02/12/87), Leona A.
Brody, Aaron L. Stull, Stull & Brody 6 East 45th Street Suite 500 New York, NY 10017	=> Seybold, Marlene
Brody, Jules Stull, Stull & Brody 6 East 45th Street Suite 500 New York, NY 10017	=> Archinaco, James M.; Parmelee (Trustee-the Herman S. & Esperanza A. Drayer Residual Trust), Michael E.*; Zimmerman, Isidore
Brualdi, Richard B. Brualdi Law Firm 29 Broadway Suite 1515 New York, NY 10006	=> Bloomfield, Amy; Corwin, Robert
Calvert, Bruce W. Allliance Capital Management, LP 1345 Ave of the Americas New York, NY 10105	=> Calver, Bruce W.; Carifa, John D.
Casey, Peter M. Foley Hoag 155 Seaport Blvd. Boston, MA 02210-2600	=> Peters, Carmel
Chimicles, Nicholas E. Chimicles & Tikellis, LLP One Haverford Centre 361 W. Lancaster Avenue Haverford, PA 19041	=> Kidwell (Derivatively on behalf-the Janus Fund, the Janus Investment Fund & the Janus Funds), Tom*; Tsetsekos (Ind./Custodian for Yanani & Derivatively on behalf-the Janus Mercury Fund, the Janus Enterprise Fund, the Janus Investment Fund & the "Janus Funds), George P.*
Clark, Bruce E. Sullivan & Cromwell, LLP 125 Broad Street 28th Floor New York, NY 10004-2498	=> Braaten, David*; D'Amato, Tony*; Strong Capital Management, Inc.*; Strong Financial Corp.*; Strong Investment, Inc.*; Strong Investor Services, Inc.*; Strong, Richard S.*; Zoeller, Thomas M.*
Cohen, Richard W.	=> Kuperschmid, David*

Note: Please refer to the report title page for complete report scope and key.

ATTORNEY - FIRM	REPRESENTED PARTY(S)
Lowey, Dannenberg, Bemporad & Selinger, P.C. The Gateway Building 11th Floor One North Lexington Avenue White Plains, NY 10601	
Colangelo, Stephen M. Morrison & Foerster, LLP 1650 Tysons Boulevard Suite 300 McLean, VA 22102	=> Nations Asset Allocation Fund*; Nations Bond Fund*; Nations CA Intermediate Municipal Bond Fund*; Nations CA Municipal Bond Fund*; Nations CA Tax-Exempt Reserves*; Nations Capital Growth Fund*; Nations Cash Reserves*; Nations Convertible Securities Fund*; Nations Emerging Markets Fund*; Nations FL Intermediate Municipal Bond Fund*; Nations FL Municipal Bond Fund*; Nations Fund Inc. Small Co. Fund*; Nations Fund Trust, Inc.*; Nations Fund, Inc.*; Nations Fund, Inc. International Value Fund*; Nations GA Intermediate Municipal Bond Fund*; Nations Global Value Fund*; Nations Government Reserves*; Nations Government Securities Fund*; Nations High Yield Bond Fund*; Nations Institutional Reserves Convertible Securities Fund*; Nations Intermediate Bond Fund*; Nations Intermediate Municipal Bond Fund*; Nations International Equity Fund*; Nations International Equity Primary Fund*; Nations International Value Fund*; Nations Kansas Municipal Income Fund*; Nations Largecap Enhanced Core Fund*; Nations Largecap Index Fund*; Nations Lifegoal Balanced Growth Portfolio*; Nations Lifegoal Growth Portfolio*; Nations Lifegoal Income & Growth Portfolio*; Nations Marisco Equities Fund*; Nations Marisco Focused Equities*; Nations Marisco Growth Fund*; Nations Marisco International Opportunities Fund*; Nations Marsico 21st Century Fund*; Nations Marsico Focused Equities Fund*; Nations Marsico Growth Fund*; Nations Marsico International Opportunities Fund*; Nations MD Intermediate Municipal Bond Fund*; Nations Midcap Growth Fund*; Nations Midcap Index Fund*; Nations Midcap Value Fund*; Nations Money Market Reserves*; Nations Municipal Income Fund*; Nations Municipal Reserves*; Nations NC Intermediate Municipal Bond Fund*; Nations SC Intermediate Municipal Bond Fund*; Nations Short-Intermediate Government Fund*; Nations Short-Term Income Fund*; Nations Short-Term Municipal Bond Fund*; Nations Short-Term Municipal Income Fund*; Nations Small Company Fund*; Nations Smallcap Index Fund*; Nations Smallcap Value Fund*; Nations Strategic Growth Fund*; Nations Strategic Income Fund*; Nations Tax-Exempt Reserves*; Nations TN Intermediate Municipal Bond Fund*; Nations Treasury Reserves (Collectively know as "Nations Funds")*; Nations TX Intermediate Municipal Bond Fund*; Nations VA Intermediate Municipal Bond Fund*
Craig, Gregory Willams & Connolly 725 12th Street, N.W. Washington, DC 20005	=> Bailey, Thomas H.
DeWulf, John E. Roshka, Heyman & DeWulf, PLC One Arizona Center 400 East Van Buren Street Suite 800 Phoenix, AZ 85004-3906	=> Kenyon, Sharon D.; Kenyon, William
Devereaux, Peter Latham & Watkins 633 West Fifth Street Suite 4000 Los Angeles, CA 90071	=> Whiston, Mark B.
Dinielli, David C. Munger, Tolles & Olson 355 South Grand Avenue 35th Floor Los Angeles, CA 90071	=> AXA Financial, Inc.*
Dipilato, Dean J. Testa, Hurwitz & Thibeault, LLP	=> Ballen, John W.*

ATTORNEY - FIRM	REPRESENTED PARTY(S)
High Street Tower 125 High Street Boston, MA 02110	
Donovan, Jr., John D. Ropes & Gray, LLP One International Place Boston, MA 02110-2624	=> Cohn, Lawrence H.*; Gutow, William R.*; Ives, J. Atwood*; Massachusetts Investor Trust*; MFS Aggressive Growth Allocation Fund*; MFS Alabama Municipal Bond Fund*; MFS Arkansas Municipal Bond Fund*; MFS Bond Fund*; MFS California Municipal Bond Fund*; MFS Capital Opportunities Fund*; MFS Conservative Allocation Fund*; MFS Core Growth Fund*; MFS Emerging Growth Fund*; MFS Emerging Markets Debt Fund*; MFS Emerging Markets Equity Fund*; MFS Florida Municipal Bond Fund*; MFS Funds*; MFS Georgia Municipal Bond Fund*; MFS Global Equity Fund*; MFS Global Growth Fund*; MFS Global Total Return Fund*; MFS Government Limited Maturity Fund*; MFS Government Mortgage Fund*; MFS Government Securites Fund*; MFS High Income Fund*; MFS High Yield Opportunity Fund*; MFS Intermediate Investment Grade Bond Fund*; MFS International Growth Fund*; MFS International New Discovery Fund*; MFS International Value Fund*; MFS Large Cap Growth Fund*; MFS Limited Maturity Fund*; MFS Managed Sectors Fund*; MFS Maryland Municipal Bond Fund*; MFS Massachusetts Municipal Bond Fund*; MFS Mid Cap Growth Fund*; MFS Mid Cap Value Fund*; MFS Mississippi Municipal Bond Fund*; MFS Moderate Allocation Fund*; MFS Municipal Limited Maturity Fund*; MFS New Discovery Fund*; MFS New York Municipal Bond Fund*; MFS North Carolina Municipal Bond Fund*; MFS Pennsylvania Municipal Bond Fund*; MFS Research Bond Fund*; MFS Research Fund*; MFS Research Growth & Income Fund*; MFS Research International Fund*; MFS Series Trust I*; MFS Series Trust II*; MFS Series Trust III*; MFS Series Trust IV*; MFS Series Trust IX*; MFS Series Trust V*; MFS Series Trust VI*; MFS Series Trust VII*; MFS Series Trust VIII*; MFS Series Trust X*; MFS Series Trust XI*; MFS South Carolina Municipal Bond Fund*; MFS Strategic Growth Fund*; MFS Strategic Income Fund*; MFS Technology Fund*; MFS Tennessee Municipal Bond Fund*; MFS Total Return Fund*; MFS Union Standard Equity Fund*; MFS Utilities Fund*; MFS Value Fund*; MFS Virginia Municipal Bond Fund*; MFS West Virginia Municipal Bond Fund*; O'Neill, Abby M.*; Perera, Lawrence T.*; Poorvu, William J.*; Putnam Europe Equity Fund*; Putnam Global Equity Fund*; Putnam Global Income Trust*; Putnam Global Natural Resources Fund*; Putnam International Capital Opportunities Fund, fka Putnam International Voyager Fund*; Putnam International Equtiy Fund*; Putnam International Growth & Income Fund*; Putnam International New Opportunities Fund*; Putnam Investments Funds*; Sharratt, J. Dale*; Smith, Elaine R.*; Smith, Ward*
Dyer, III, Robert J. Dyer & Shuman, LLP 801 East 17th Avenue Denver, CO 80218	=> Kaufman, Richard E.
Eccles, Robert N. O'Melveny & Myers, LLP 1625 Eye Street, N.W. Washington, DC 20006	=> Bonsignore, Francis N.*; Greenberg, Jeffrey W.*; Marsh & McLennan Companies, Inc.*; Marsh & McLennan Companies, Inc. Stock Investment Plan Committee*; Putnam Investments Trust*; Putnam Investments, LLC*; Rosoff, William L.*; Wijnberg, Sandra S.*; Wright, Sandra*
Fishman, Paul Friedman Kaplan Seiler & Adelman, LLP 1633 Broadway 46th Floor New York, NY 10019-6708	=> Beeson, Mark A.
Fox, Sr., Frederic S. Kaplan Fox & Kilsheimer, LLP 805 Third Avenue 22nd Floor New York, NY 10022	=> DaPore, James L.; Meyer (Roth IRA Custodian), Rochelle
Friedman, Andrew S. Bonnett, Fairbourn, Friedman & Balint, P.C. 2901 North Central Avenue	=> Bilski, John; Kelso, Roger; Kenerley, David

ATTORNEY - FIRM	REPRESENTED PARTY(S)
Suite 1000 Phoenix, AZ 85012-3311	
Fruchter, Jack G. Abraham, Fruchter & Twersky, LLP One Pennsylvania Plaza Suite 2805 New York, NY 10119	=> Federated Lead Plaintiff Movants
Furth, Frederick P. Furth Firm, LLP 225 Bush Street, 15th Floor San Francisco, CA 94104-2303	=> Burton, Jacqueline; Burton, Nicola
Gardy, Mark C. Abbey Gardy, L.L.P. 212 East 39th Street New York, NY 10016	=> Engeler, Ingeborg
Garvey, George M. Munger, Tolles & Olson 355 South Grand Avenue Suite 3500 Los Angeles,, CA 90071	=> AXA Financial, Inc.
Gass, Michael T. Palmer & Dodge, LLP 111 Huntington Avenue @ Prudential Center Boston, MA 02199-7613	=> Lode, Geri
Gilmore, John A. D. DLA Piper, Rudnick , Gray & Cary, US LLP One International Place 21st Floor Boston, MA 02110-2600	=> Kamshad, Omid
Gross, Deborah R. Law Offices of Bernard M. Gross, P.C. 1515 Locust Street 2nd Floor Philadelphia, PA 19102	=> Morris, Herbert
Grossman, Stanley M. Pomerantz, Haudek, Block, Grossman & Gross LLP 100 Park Avenue 26th Floor New York, NY 10017	=> Zuber, Miranda
Hall, Christopher P. Morgan Lewis & Bockius, LLP 101 Park Avenue New York, NY 10178	=> Becton, Jr., Henry P.*; Coughlin, Linda C.*; Deutsche Asset Management, Inc.*; Deutsche Bank AG*; Deutsche Investment Management Americas, Inc.*; Deutshe Bank AG*; Driscoll, Dawn-Marie*; Eggers, Thomas F.*; Fox, Keith*; Global/International Fund Inc.*; Hale, Richard*; Investment Trust*; Levy, Louis*; Scudder 21st Century Growth Fund*; Scudder Advisor Funds*; Scudder Advisor Funds II*; Scudder Advisor Funds III*; Scudder Aggressive Growth Fund*; Scudder Blue Chip Fund*; Scudder California Tax Free Trust*; Scudder California Tax-Free Income Fund*; Scudder Capital Growth Fund*; Scudder Cash Investment Trust*; Scudder Cash Management Portfolio*; Scudder Cash Reserves Fund*; Scudder Contrarian Fund*; Scudder Dreman Financial Services Fund*; Scudder Dreman High Return Equity Fund*; Scudder Dynamic Growth Fund*; Scudder Eafe (r) Equity Index Fund*; Scudder Emerging Markets Growth Fund*; Scudder Emerging Markets Income Fund*; Scudder Equity 500 Index

ATTORNEY - FIRM	REPRESENTED PARTY(S)
	Fund*; Scudder Equity 500 Index Portfolio*; Scudder Equity Trust/IL*; Scudder European Equity Fund*; Scudder Fixed Income Fund*; Scudder Flag Investors Communications Fund*; Scudder Flag Investors Communications Fund, Inc.*; Scudder Flag Investors Equity Partners Fund*; Scudder Flag Investors Equity Partners Fund*; Scudder Flag Investors Value Builder Fund*; Scudder Flag Investors Value Builder Fund, Inc.*; Scudder Floating Rate Fund/MA/*; Scudder Florida Tax-Free Income Fund*; Scudder Focus Value and Growth Fund*; Scudder Focus Value Plus Growth Fund*; Scudder Funds Trust*; Scudder Global Biotechnology Fund*; Scudder Global Bond Fund*; Scudder Global Discovery Fund*; Scudder Global Fund*; Scudder GNBA Fund*; Scudder Gold and Precious Metals Fund*; Scudder Greater Europe Growth Fund*; Scudder Growth & Income Fund*; Scudder Growth & Income Fund*; Scudder Growth Fund*; Scudder Growth Trust*; Scudder Health Care Fund*; Scudder High Income Fund*; Scudder High Income Opportunity Fund*; Scudder High Income Plus Fund*; Scudder High Income Series*; Scudder High Yield Tax-Free Fund*; Scudder Income Fund*; Scudder Institutional Funds*; Scudder Intermediate Tax/Amt Free Fund*; Scudder International Equity Fund*; Scudder International Fund*; Scudder International Select Equity Fund*; Scudder Investment Portfolios*; Scudder Investments*; Scudder Investments Vit Funds*; Scudder Investors Trust*; Scudder Japanese Equity Fund*; Scudder Large Company Growth Fund*; Scudder Large Company Value Fund*; Scudder Latin America Fund*; Scudder Lifecycle Mid Range Fund*; Scudder Lifecycle Short Range Fund*; Scudder Lifecyle Long Range Fund*; Scudder Managed Municipal Bond Fund*; Scudder Massachusetts Tax-Free Fund*; Scudder MG Investments Trust*; Scudder Micro Cap Fund*; Scudder Mid Cap Fund*; Scudder Money Funds*; Scudder Money Market Trust*; Scudder Municipal Bond Fund*; Scudder Municipal Trust*; Scudder Mutual Funds, Inc.*; Scudder New Europe Fund*; Scudder New York Tax-Free Income Fund*; Scudder Pacific Opportunities Fund*; Scudder Pathway Conservative Portfolio*; Scudder Pathway Growth Portfolio*; Scudder Pathway Moderate Portfolio*; Scudder Pathway Series/New/*; Scudder Portfolio Trust*; Scudder Portfolios*; Scudder Preservationplus Fund*; Scudder Preservationplus Income Fund*; Scudder Reef Securities Trust*; Scudder Retirement Fund Series*; Scudder Retirement Fund Series VI*; Scudder Retirement Fund Series VII*; Scudder S&P 500 Stock Fund*; Scudder Securities Trust*; Scudder Select 500 Fund*; Scudder Short Duration Fund*; Scudder Short Term Bond Fund*; Scudder Short Term Municipal Bond Fund*; Scudder Small Cap Fund*; Scudder Small Company Stock Fund*; Scudder Small Company Value Fund*; Scudder State Tax Free Trust*; Scudder State Tax-Free Income Series*; Scudder Strategic Growth Fund*; Scudder Strategic Income Fund*; Scudder Target 2010 Fund*; Scudder Target 2011 Fund*; Scudder Target 2012 Fund*; Scudder Target 2013 Fund*; Scudder Target Fund*; Scudder Tax Advantaged Dividend Fund*; Scudder Tax-Free Money Fund*; Scudder Tax-Free Trust*; Scudder Technology Fund*; Scudder Technology Innovation Fund*; Scudder Top 50 US Fund*; Scudder Total Return Fund*; Scudder Treasury Money Portfolio*; Scudder U.S. Treasury Money Fund*; Scudder US Bond Index Fund*; Scudder US Government Securities Fund*; Scudder Value Series, Inc.*; Scudder Worldwide 2004 Fund*; Scudder Yieldwise Funds*; Scudder-Dreman Financial Services Fund*; Scudder-Dreman High Return Equity Fund*; Scudder-Dreman Small Cap Value Fund*; Scudder-Reef Real Estate Securities Fund*; Stromberg, Jean Gleason*; Tempel, Jean C.*; Value Equity Trust*; Vogt, Carl W.*
Hardiman, John L. Sullivan & Cromwell, LLP 125 Broad Street New York, NY 10004	=> Block, Ruth; Dievler, David H.; Dobkin, John H.; Foulk, Jr., William H.; Michel, Clifford L.; Robinson, Donald J.; Turner, Jr., Marshall C.
Harris, Dale R. Davis, Graham & Stubbs 1550 17th Street Suite 500 Denver, CO 80202	=> Janus 2 Fund*; Janus Balanced Fund*; Janus Core Equity Fund*; Janus Enterprise Fund*; Janus Federal Tax-Exempt Fund*; Janus Flexible Income Fund*; Janus Fund*; Janus Global Life Sciences Fund*; Janus Global Technology Fund*; Janus Global Value Fund*; Janus Government Money Market Fund*; Janus Growth & Income Fund*; Janus High-Yield Fund*; Janus Investment Fund*; Janus Investment Fund Special Equity Fund*; Janus Mercury Fund*; Janus Mid Cap Value Fund*; Janus Money Market Fund*; Janus Olympus Fund*; Janus Orion Fund*; Janus Overseas Fund*; Janus Risk-Managed Stock Fund*; Janus Short-Term Bond Fund*; Janus Small Cap Value Fund*; Janus Special Equity Fund*; Janus Tax-Exempt Money Market Fund*; Janus Twenty Fund*; Janus Venture Fund*; Janus Worldwide Fund*
Harwood, Robert I.	=> Stansbery, Jr., Martine*

ATTORNEY - FIRM	REPRESENTED PARTY(S)
Wechsler, Harwood, LLP 488 Madison Avenue Suite 801 New York, NY 10022	
Hemani, Abigail K. Goodwin Procter, LLP Exchange Place 53 State Street Boston, MA 02109	=> Shames, Jeffrey L.*
Higgins, Robert J. Dickstein, Shapiro, Morin & Oshinsky, LLP 2101 L Street, NW Washington, DC 20037	=> Federated High Yield Trust*; Federated Adjustable Rate Securities Fund*; Federated American Leaders Fund, Inc.*; Federated Bond Fund*; Federated California Municipal Income Fund*; Federated Capital Appreciation Fund*; Federated Capital Income Fund*; Federated Capital Preservation Fund*; Federated Communications Technology Fund*; Federated Conservative Allocation Fund*; Federated Equity Income Fund, Inc.*; Federated European Equity Fund*; Federated Fund For U.S. Government Securities Fund*; Federated GNMA Trust*; Federated Government Income Securities, Inc.*; Federated Government Ultrashort Duration Fund*; Federated Growth Allocation Fund*; Federated Growth Strategies Fund*; Federated High Income Bond Fund, Inc.*; Federated Income Trust*; Federated Institutional High Yield Bond Fund*; Federated Intermediate Income Fund*; Federated Intermediate Municipal Trust*; Federated International Bond Fund*; Federated International Capital Appreciation Fund*; Federated International Equity Fund*; Federated International High Income Fund*; Federated International Small Co. Fund*; Federated International Value Fund*; Federated Investors Funds*; Federated Investors Ultrashort Bond Fund*; Federated Kaufmann Fund*; Federated Kaufmann Small Cap Fund*; Federated Large Cap Growth Fund*; Federated Limited Duration Fund*; Federated Limited Duration Government Fund, Inc.*; Federated Limited Term Fund*; Federated Limited Term Municipal Fund*; Federated Managed Income Portfolio*; Federated Market Opportunity Fund*; Federated Max-Cap Index Fund*; Federated Mini-Cap Index Fund*; Federated Moderate Allocation Fund*; Federated Mortgage Fund*; Federated Muni & Stock Advantage Fund*; Federated Municipal Opportunities Fund, Inc.*; Federated Municipal Securities Fund, Inc.*; Federated Municipal Ultrashort Fund*; Federated New York Municipal Income Fund*; Federated North Carolina Municipal Income Fund*; Federated Ohio Municipal Income Fund*; Federated Pennsylvania Municipal Income Fund*; Federated Short-Term Income Fund*; Federated Short-Term Municipal Trust*; Federated Stock & Bond Fund, Inc.*; Federated Stock Trust*; Federated Strategic Income Fund*; Federated Total Return Bond Fund*; Federated Total Return Government Bond Fund*; Federated U.S. Government Securities Fund: 1-3 Years*; Federated U.S. Government Securities Fund: 2-5 Years*; Federated US Government Bond Fund*
Hirsch, Jerome S. Skadden, Arps, Slate, Meagher & Flom 4 Times Square New York, NY 10036-6522	=> Stephens, Inc.
Hodgson, Jr., C. Clark Stradley, Ronon, Stevens & Young 2600 One Commerce Square Philadelphia, PA 19103-7098	=> PBHG Cash Reserves Fund*; PBHG Clipper Focus Fund*; PBHG Disciplined Equity Fund*; PBHG Emerging Growth Fund*; PBHG Focused Fund*; PBHG Focused Value Fund*; PBHG Funds, Inc.*; PBHG Growth Fund*; PBHG Intermediate Fixed Income Fund*; PBHG IRA Capital Preservation Fund*; PBHG Large Cap 20 Fund*; PBHG Large Cap Fund*; PBHG Large Cap Growth Fund*; PBHG Large Cap Value Fund*; PBHG Mid-Cap Fund*; PBHG Mid-Cap Value Fund*; PBHG Reit Fund*; PBHG Select Equity Fund*; PBHG Select Growth Fund*; PBHG Small Cap Fund*; PBHG Small Cap Value Fund*; PBHG Strategic Small Co. Fund*; PBHG Technology & Communications Fund*; TS&W Small Cap Value Fund, LLC*
Holzer, Corey D. Holzer, Holzer & Cannon, LLC 1117 Perimeter Center West Suite E107 Atlanta, GA 30338	=> Goldstein, Tara

ATTORNEY - FIRM	REPRESENTED PARTY(S)
Isquith, Sr., Fred T. Wolf Haldenstein Adler Freeman & Herz LLC 270 Madison Avenue 11th Floor New York, NY 10016	=> Bernstein (Custodian for Danielle Brooke/Derivatively on behalf-AllianceBernstein Technology Fund &the AllianceBernstein Mutual Funds), Felicia
Jones, David A. Akin, Gump, Strauss, Hauer & Feld, LLP 300 Convent Street Suite 1500 San Antonio, TX 78205-3732	=> AIG Sun America Life Assurance Co. fka Anchor National Life Insurance Co.
Jossen, Robert J. Swidler, Berlin, Shereff & Friedman, LLP The Chrysler Building 405 Lexington Avenue New York, NY 10174	=> Canary Capital Partners, Inc.; Canary Capital Partners, LLC*; Canary Capital Partners, Ltd.*; Canary Investment Management, LLC*; Stern, Edward J.*
Khinda, Philip S. Ropes & Gray, LLP One Metro Center 700 12th Street, N.W Suite 900 Washington, DC 20005-3948	=> Finn, John F.*; Marshall, Peter C.*; McCoy, Marilyn*; Oden, Jr., Robert A.*; One Group Arizona Municipal Bond Fund*; One Group Balanced Fund*; One Group Bond Fund*; One Group Diversified Equity Fund*; One Group Diversified International Fund*; One Group Diversified Mid Cap Fund*; One Group Equity Fund*; One Group Equity Income Fund*; One Group Equity Index Fund*; One Group Government Bond Fund*; One Group Health Sciences Fund*; One Group High Yield Bond Fund*; One Group Income Bond Fund*; One Group Intermediate Bond Fund*; One Group Intermediate Tax-Free Bond Fund*; One Group International Equity Index Fund*; One Group Investor Balanced Fund*; One Group Investor Conservative Growth Fund*; One Group Investor Gorwth & Income Fund*; One Group Investor Growth Fund*; One Group Kentucky Municipal Bond Fund*; One Group Large Cap*; One Group Large Cap Growth*; One Group Large Cap Value Fund*; One Group Lousiana Municipal Bond Fund*; One Group Market Expansion Index Fund*; One Group Market Neutral Fund*; One Group Michigan Municipal Bond Fund*; One Group Michigan Municipal Money Market Fund*; One Group Mid Cap Growth Fund*; One Group Mid Cap Value Fund*; One Group Mortgage-Backed Securities Fund*; One Group Municipal Income Fund*; One Group Municipal Money Market Fund*; One Group Mutual Funds (The)*; One Group Ohio Municipal Bond Fund*; One Group Prime Money Market Fund*; One Group Short-Term Bond Fund*; One Group Short-Term Municipal Bond Fund*; One Group Small Cap Growth Fund*; One Group Small Cap Value Fund*; One Group Tax-Free Bond Fund*; One Group Treasury & Agency Fund*; One Group U.S. Government Securities Money Market Fund*; One Group U.S. Treasury Securities Money Market Fund*; One Group Ultra Short-Term Bond Fund*; One Group West Virginia Municipal Bond Fund*; Ruebeck, Frederick W.*; Tuttle, Donald L.*
Kirsch, Mark A. Clifford Chance US, LLP 31 West 52nd Street New York, NY 10166	=> Alliance Capital Management Corp.*; Alliance Capital Management Holding, L.P.*; Alliance Capital Management L.P.*
Kociubes, Joseph L. Bingham McCutchen LLP 150 Federal Street Boston, MA 02110	=> Strong 529 Plan; Strong Advantage Fund-Ultra Short Term Bond Fund; Strong Advisor Bond Fund; Strong Advisor Common Stock Fund; Strong Advisor Mid Cap Growth Fund; Strong Advisor Short Duration Fund; Strong Advisor Small Cap Value Fund; Strong Advisor U.S. Value Fund; Strong All Cap Value Fund; Strong ASIA Pacific Fund; Strong Balanced Fund; Strong Balanced Fund, Inc. fka Strong Balanced Fund, Inc./WI.and Strong Asset Allocation Fund, Inc.; Strong Balanced Stock Funds, Inc. fka Strong Schaffer Fund, Inc.; Strong Blue Chip Fund; Strong Common Stock Fund, Inc.; Strong Corporate Bond Fund; Strong Corporate Income Fund; Strong Discovery Fund, Inc.; Strong Dividend Income Fund; Strong Dow 30 Value Fund; Strong Endeavor Fund; Strong Energy Fund; Strong Enterprise Fund; Strong Equity Funds II, Inc. fka Strong Multi Cap Value Fund, Inc. fka Strong Schaffer Funds, Inc.; Strong Equity Funds, Inc.; Strong Equity Funds, Inc. Technology 100 Fund; Strong Equity Funds, Inc. US Emerging Growth; Strong Florida Municipal Money Market Fund; Strong Government Securities Fund, Inc.; Strong Growth & Income Fund; Strong Growth 20 Fund; Strong Growth Fund, Inc.; Strong Heritage Money Fund; Strong Heritage Reserve Series, Inc.; Strong High-Yield Bond Fund; Strong High-Yield Municipal Bond Fund; Strong Income Funds II, Inc. fka Strong Institutional Funds, Inc.;

ATTORNEY - FIRM	REPRESENTED PARTY(S)
	Strong Income Funds, Inc.; Strong Income Funds, Inc. fka Strong Institutional Funds, Inc.; Strong Income Trust; Strong Index 500 Fund; Strong Intermediate Municipal Bond Fund; Strong International Equity Funds, Inc.; Strong International Income Funds, Inc.; Strong Large Cap Core Fund; Strong Large Cap Growth Fund, Inc.; Strong Large Company Growth Fund; Strong Life Stage Series, Inc.; Strong Life Stage Series-Agressive Portfolio; Strong Life Stage Series-Conservative Portfolio; Strong Life Stage Series-Moderate Portfolio; Strong Mid Cap Disciplined Fund; Strong Minnesota Tax-Free Fund; Strong Money Market Fund, Inc.; Strong Multi Cap; Strong Multi Cap Value Fund; Strong Municipal Bond Fund, Inc.; Strong Municipal Funds, Inc.; Strong Municipal Money Market Fund; Strong Opportunity Fund, Inc.; Strong Overseas Fund; Strong Short-Term Bond Funds; Strong Short-Term High Yield Bond Fund; Strong Short-Term High Yield Municipal Fund; Strong Short-Term Income Fund; Strong Short-Term Municipal Bond Fund, Inc.; Strong Small Company Value Fund; Strong Strategic Value Fund; Strong Tax-Free Money Fund; Strong Technology 100 Fund; Strong U.S. Emerging Growth Fund; Strong Ultra Short-Term Income Fund; Strong Ultra Short-Term Municipal Income Fund; Strong Value Fund; Strong Wisconsin Tax-Free Fund
Kramer, Daniel J. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064	=> Banc One Investment Advisors*; Bank One Corp.*; Carter, Clyde L.*; Jandrain, III, Richard R.*; Johnson-Grunst, Karen*
Krasner, Daniel W. Wolf Haldenstein Adler Freeman & Herz LLC 270 Madison Avenue 10th Floor New York, NY 10016	=> Bernstein, Vivian; Coleman (Derivatively/Behalf-Strong Growth Fund, Inc.), Gregory D.; Finnell (Derivatively on behalf-Nations Funds), Robert K.
Lasala, Joseph P. Mecelroy, Deutsch & Mulaney 1300 Mt. Kemble Avenue P.O. Box 2075 Morristown, NJ 07962	=> Jee, Roger
Lifshitz, Joshua M. Bull & Lifshitz, L.L.P. 18 East 41st Street New York, NY 10017	=> Kopelowitz, Regina
Linkh, Gregory B. Rabin, Murray & Frank, LLP 275 Madison Avenue New York, NY 10016	=> Dunlap, Pamela*; Sussman, Kathleen A.*
Longman, Howard T. Stull, Stull & Brody 6 East 45th Street Suite 500 New York, NY 10017	=> Bernstein, Audrey C.; Bernstein, Michael A.; Bernstein, Utman Corine; Bernstein, Utman Jessica
Lovell, Christopher Lovell , Stewart & Halebian, LLP 500 Fifth Avenue Suite 5800 New York, NY 10110	=> Elan, Jocelin; Wormley, Brian
MacFall, Timothy J. Bernstein Liebhard & Lifshitz, LLP 10 East 40th Street 22nd Floor New York, NY 10016	=> Barucha, LLC; Birnbaum (Trustee for the Ezra Charitable Trust #2), Ezra; Birnet, L.P. Colbert; Birnett, II, Colbert; BL Squared Corp.; Weisz (Trustee for the Barucha LLC Money Purchase MPP Plan), Caroline

ATTORNEY - FIRM	REPRESENTED PARTY(S)
McCallion, Jr., Donold G. 222 Bloomingdale Road Suite 302 White Plains, NY 10605-1511	=> Boilermakers Local Lodge No.5 of New York
McKenna, Thomas J. Gainey & McKenna, LLP 485 Fifth Avenue 3rd Floor New York, NY 10017	=> Forsee, Wathena Ann
Mendelsohn, Stephen A. Greenberg Traurig, LLP 5100 Town Center Circle Suite 400 Baco Raton, FL 33486	=> Kaplan & Co. Securities, Inc.*
Moloney, Thomas J. Cleary, Gottlieb, Steen & Hamilton LLP One Liberty Plaza New York, NY 10006	=> Bear Stearns & Co.*; Bear Stearns Companies, Inc.*; Bear Stearns Securities Corp.*
Moon, John G. Chadbourne & Parke, LLP 30 Rockefeller Center New York, NY 10112	=> Bryceland, Charles D.
Morris, David M. Fried, Frank. Harris, Shriver & Jacobson, LLP One New York Plaza New York, NY 10112	=> Gordon, Robert H.
Nelson, Robert J. Lieff, Cabraser, Heimann & Bernstein, LLP Embarcadero Center West 275 Battery Street 30th Floor San Francisco, CA 94111-3339	=> Silverman, William*
Neuwelt, Klari Law Office of Klari Neuwelt 110 East 59th Street 29th Floor New York, NY 10022	=> Dubin, Ann Schneps; Surks, Harriot; Wasserman, Helen
O'Connor, Gary B. Drubner, Hartley & O'Connor, LLC 500 Chase Parkway 4th Floor Waterbury, CT 06708	=> Dellavalle, Alfred; DeSocio, Louis J.; Helm & Helm, PC; Helm Family Investments I, LLC; Helm Family Investments II, LLC; Helm, Charles; Helm, Thomas; Sathre, Steven
O'Connor, Maeve Debevoise & Plimpton 919 Third Avenue New York, NY 10022	=> AIM Management Group, Inc.*; Amvescap Retirement, Inc.*; Amvescap, PLC*; Invesco Funds Group, Inc.*
Olsen, Kurt B. Klafter & Olsen, LLP 2121 K Street Suite 800	=> Klafter, Gerald

Note: Please refer to the report title page for complete report scope and key.

ATTORNEY - FIRM	REPRESENTED PARTY(S)
Washington, DC 20037	
Ottensoser, U. Seth Bernstein Liebhard & Lifshitz, LLP 10 East 40th Street New York, NY 10016	=> Bernstein, Vivian*; Congregation Ohel Torah*; Pelak, William*
Perkinson, Jacob B. Johnson & Perkinson 1690 Williston Road P.O. Box 2305 S. Burlington, VT 05403	=> Saunders, Diane
Perry, Mark A. Gibson, Dunn & Crutcher, LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306	=> Janus Capital Corp.*; Janus Capital Group, Inc.*; Janus Capital Management, LLC*; Janus Distributors, LLC; Janus International; Janus Services, LLC
Peterson, Mark A. McNally, Maloney & Peterson, S.C. 2600 North Mayfair Road Suite 1080 Milwaukee, WI 53226	=> LeFavour (Derivatively/Behalf-Strong Growth Fund, Inc. and all other Strong Mutual Funds), Steve
Pollack, Daniel A. Pollack & Kaminsky 114 West 47th Street Suite 1900 New York, NY 10036	=> AIM Advisors, Inc.; AIM International Funds, Inc.; Invesco International Funds, Inc.; T. Rowe Price International Funds, Inc.; T. Rowe Price New Horizons Fund, Inc.; Templeton Funds, Inc.; Templeton Global Advisors, Ltd.
Press, Ira M. Kirby, McInerney & Squire, L.L.P. 830 Third Avenue 10th Floor New York, NY 10022	=> Dukes, Jo Ann; Haig, Elsie
Rabinowitz, Mark A. Neal, Gerber & Eisenberg LLP 2 N. LaSalle Street Suite 2300 Chicago, IL 60602	=> Columbia Wanger Asset Management, LP*
Rechtoris, Kenneth E. Bell, Boyd & Lloyd 70 West Madison Street Suite 3100 Chicago, IL 60602-4207	=> Columbia Acorn Trust*
Rifkin, Mark C. Wolf Haldenstein Adler Freeman & Herz LLC 270 Madison Avenue 10th Floor New York, NY 10016	=> Gaines (Derivatiely/Behalf-Janus Global Technology Fund), Sharon*; Gaines, Michael*; Steinberg, Gloria*
Romatowski, Peter Jones Day 51 Louisiana Avenue, N.W. Washington, DC 20001-2113	=> Miller, Girard C.
Rose, Michele E.	=> Schaffran, Charles*

Note: Please refer to the report title page for complete report scope and key.

ATTORNEY - FIRM	REPRESENTED PARTY(S)
Latham & Watkins, LLP Two Freedom Square 11955 Freedom Drive, Suite 500 Reston, VA 20190-5651	
Rosenfeld, David A. Cauley, Geller, Bowman & Rudman, LLP 200 Broadhollow Road Suite 406 Melville, NY 11747	=> Frost, Gary
Rosner, Marian P. Wolf Popper, LLP 845 Third Avenue New York, NY 10022-6689	=> Bookhout (Trustee-Bookhhout Family Trust), George W.*; Bookhout (Trustee-Bookhout Family Trust), Helen L.*; Pestone, Carol*; Tischler, Charles*; Torelli, Tom*
Rotunno, John W. Bell, Boyd & Lloyd Three First National Plaza Suite 3000 70 West Madison Street Chicago, IL 60602	=> McCalpin, William F.*; McCarter, Jr.. John W.*; Mullen, Dennis B.*; Rothe, James L.*; Rothe, James T.*; Stewart, William D.; Waldinger, Martin F.*; Waldinger, Martin H.*
Rudman, Samuel H. Lerach, Coughlin, Stoia, Geller, Rudman, et al. 200 Broadhollow Road Suite 406 Melville, NY 11747	=> Blevins, James*; Brett, David*; Dejean, John; Friedman, Alberta K.; Golisano, John*; Green, Adrienne; Harclerode, Deborah A.; Harclerode, R. Andrew; Healy, Charles; Robinson, Glen*; Sylvester, Arthur*; Vadehera, Priya*
Sanchez, Christopher B. Miller, Faucher, and Cafferty, LLP 30 North LaSalle Street Suite 3200 Chicago, IL 60602	=> D'Agostino, Carlo*; Tayne, Brett*
Savett, Sherrie R. Berger & Montague, P.C. 1622 Locust Street Philadelphia, PA 19103	=> Lang, John R.*; Lang, Rose*; McDaid, Edward B.*; McDaid, Elizabeth W.*
Schulman, Steven G. Milberg, Weiss, Bershad & Schulman, LLP One Pennsylvania Plaza 49th Floor New York, NY 10119-0165	=> Abdelnour, Albert*; Abrams, Ronald*; Armentano, John*; Belodoff, Ellis S.*; Brown, Anthony*; Cohen, Samuel T.*; Countegan (Custodian for Daniel & Rachel Countegan), Martin D.*; Cucheran, John*; Dworkin, Allan*; Etsen, May*; Feder, Michael*; Fernhoff, Robin*; Gallotta, Louis*; Halvorson, Jenell Marie*; Hindo, Nada*; Huang, Andy Yijun*; Kranz, Denise Mortner*; Luo, Aiyuan*; Maged, Norman*; Nolte, Thomas R.*; Plank, Timothy J.*; Reinhardt, Lori*; Segal, Howard*; Smith, Blanchard D.*; Spitzer (Custodian for Levi Spitzer-Utman NY), Morris*; Stone, Selma*; Waring, Robert*
Schwartz, Seth M. Skadden, Arps, Slate, Meagher & Flom Four Times Square New York, NY 10036-6522	=> Putnam Investment Management, LLC*
Shahi, Kaveh S. Cleary Shahi Associates, P.C. 110 Merchants Row P.O. box 6740 Rutland, VT 05702-6740	=> Shahi, Kaveh S.; Shahi, Leslie S.
Shally, Joanna Sherman & Sterling, LLP	=> Old Mutual Asset Management*; Pilgrim Baxter & Associates, Ltd.*

ATTORNEY - FIRM	REPRESENTED PARTY(S)
599 Lexington Avenue New York, NY 10022	
Shapiro, Jonathan A. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109	=> Massachusetts Financial Services Co.*; MFS Investment Management, Inc.*; Sun Life Financial, Inc.*
Sihpol, III, Theodore C. 4 Canaan Close New Canaan, CT 06840-4920	=> Sihpol, III, Theodore C.; Sihpol, III, Theodore H.
Simon, Bruce L. Cotchett, Pitre, Simon & McCarthy San Francisco Airport Office Center Suite 200 840 Malcolm Road Burlingame, CA 94010	=> Jones, Thomas R.*; Maggi (Ind./Rep.-Angelina), Jean Marie
Skelly, George J. Nixon Peabody LLP 100 Summer Street Boston, MA 02110	=> Parke, Kevin R.
Sobol, Thomas M. Hagens Berman Sobol Shapiro, LLP One Main Street 4th Floor Cambridge, MA 02142	=> Puleo (Derivatively on Behalf-Putnam International New Opportunities Fund & Putnam Funds), Cynthia*
Sommers, Daniel S. Cohen, Milstein, Hausfeld & Toll, PLLC 1100 New York Avenue, N.W. West Tower, Suite 500 Washington, DC 20005-3964	=> Weinrib, Lori
Squitieri, Lee Squitieri & Fearon, L.L.P. 420 Fifth Avenue 18th Floor New York, NY 10018	=> Bailey, Roger L.*; Schultz, James*
Sylvia, John F. Mintz, Levin, Cohn, Ferris, Glovsk & Popeo, P.C. One Financial Center Boston, MA 02111	=> Scott, Justin M.
Trinko, Curtis V. Law Offices of Curtis V. Trinko 16 West 46th Street 7th Floor New York, NY 10036	=> Hiser, Benjamin; Slack, Walter C.
Waldman, Chet B. Wolf Popper, LLP 845 Third Avenue 12th Floor New York, NY 10022	=> Piliero, Salvatore*
Webb, Jr., G. Stewart	=> AllianceBernstein All-Asia Investment Fund*; AllianceBernstein Americas Government Income Trust*;

ATTORNEY - FIRM	REPRESENTED PARTY(S)
Venable, LLP Two Hopkins Plaza Suite 1800 Baltimore, MD 21201-2978	AllianceBernstein Balanced Shares*; Alliancebernstein Blended Style Series - U.S. Large Cap Portfolio; AllianceBernstein Bond Fund Corporate Bond Portfolio*; AllianceBernstein Bond Fund Quality Bond Portfolio*; AllianceBernstein Bond Fund U.S. Government Portfolio*; AllianceBernstein Disciplined Value Fund*; AllianceBernstein Emerging Market Debt Fund*; AllianceBernstein Global Small Capital Fund*; AllianceBernstein Global Strategic Income Trust*; AllianceBernstein Global Value Fund*; AllianceBernstein Greater China '97 Fund*; AllianceBernstein Growth & Income Fund*; AllianceBernstein Growth Fund*; AllianceBernstein Health Care Fund*; AllianceBernstein High-Yield Fund*; AllianceBernstein Intermediate California Municipal Portfolio*; AllianceBernstein Intermediate Diversified Municipal Portfolio*; AllianceBernstein Intermediate New York Municial Portfolio*; Alliancebernstein International Premier Growth Fund; AllianceBernstein International Value Fund*; AllianceBernstein Mid-CAP Growth Fund*; AllianceBernstein Multi-Market Strategy Trust; AllianceBernstein Multi-Market Stratgey Fund*; AllianceBernstein Municipal Income Florida Portfolio*; AllianceBernstein Municipal Income Fund Arizona Portfolio*; AllianceBernstein Municipal Income Fund California Portfolio*; AllianceBernstein Municipal Income Fund Florida Portfolio; AllianceBernstein Municipal Income Fund Insured California Portfolio, Inc.*; AllianceBernstein Municipal Income Fund Insured National Portfolio, Inc.*; AllianceBernstein Municipal Income Fund Massachusetts Portfolio*; AllianceBernstein Municipal Income Fund Michigan Portfolio*; AllianceBernstein Municipal Income Fund Minnesota Portfolio*; AllianceBernstein Municipal Income Fund National Portfolio*; AllianceBernstein Municipal Income Fund New Jersey Portfolio*; AllianceBernstein Municipal Income Fund New York Portfolio*; AllianceBernstein Municipal Income Fund Ohio Portfolio*; AllianceBernstein Municipal Income Fund Pennsylvania Portfolio*; AllianceBernstein Municipal Income Fund Virginia Portfolio; AllianceBernstein New Europe Fund*; AllianceBernstein Premier Growth Fund*; AllianceBernstein Quasar Fund*; AllianceBernstein Real Estate Investment Fund*; AllianceBernstein Select Investor Series Premier Portfolio*; AllianceBernstein Select Investors Series Biotechnology Portfolio*; AllianceBernstein Select Investors Series Technology Portfolio*; AllianceBernstein Short Duration*; AllianceBernstein Small Capital Value Fund*; AllianceBernstein Technology Fund*; AllianceBernstein U.S. Large Capital Portfolio*; AllianceBernstein Utility Income Fund*; AllianceBernstein Value Fund*; AllianceBernstein Worldwide Privatization Fund*
Weiss, Joseph H. Weiss & Lurie 551 Fifth Avenue Suite 1600 New York, NY 10176	=> Tepfer, Nechama
Weiss, Melvyn I. Milberg, Weiss, Bershad & Schulman, LLP One Pennsylvania Plaza 49th Floor New York, NY 10119-0165	=> Abt, Richard J.; Stokes, Linda Kay; Yarbrough, Jack
Wyman, Debra J. Lerach Coughlin Stoia Geller Rudman & Robbins 401 B Street, Suite 1700 San Diego, CA 92101	=> Wayne County Employees' Retirement System
Yates, Jr., Alfred G. Law Office of Alfred G. Yates, Jr. 429 Forbes Avenue 519 Allegheny Building Pittsburgh, PA 15219-1649	=> Michlik, Martin J.
Yourman, Kevin J. Weiss & Yourman 10940 Wilshire Boulevard, 24th Floor Los Angeles, CA 90024	=> Lin, Leann

ATTORNEY - FIRM	REPRESENTED PARTY(S)
Zeles, George A. Korein Tillery, LLC Three First National Plaza 70 West Madison Street, Suite 660 Chicago, IL 60602	=> Mehta (Trustee-The N.D. Mehta Living Trust), Nitika; Woodbury, Edmund
Zimmerman, Jean-Marc Zimmerman & Levi, LLP 226 St. Paul Street Westfield, NJ 07090	=> Pfeiffer, Milton

IN THE CIRCUIT COURT OF MARSHALL COUNTY, WEST VIRGINIA

DARRELL V. MCGRAW, JR.,
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA,

Plaintiff,

v. Civil Action No.

AIM ADVISORS, INC., and
AIM DISTRIBUTORS, INC.,
INVESCO FUNDS GROUP, INC.,

FRED ALGER MANAGEMENT INC.,
FRED ALGER & COMPANY, INC.,

ALLIANCE CAPITAL MANAGEMENT, L.P.,
ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.,

JP MORGAN INVESTMENT ADVISORS INC.,
f/k/a BANC ONE INVESTMENT ADVISORS
CORPORATION,
JP MORGAN CHASE & CO.,

COLUMBIA MANAGEMENT ADVISORS, INC.,
COLUMBIA FUNDS DISTRIBUTOR, INC.

FRANKLIN ADVISERS, INC.,
FRANKLIN RESOURCES, INC.,

JANUS CAPITAL GROUP INC.,
JANUS CAPITAL MANAGEMENT LLC,

PILGRIM BAXTER &
ASSOCIATES, LTD.,

PA FUND MANAGEMENT LLC, f/k/a PIMCO
Advisors Fund Management LLC, PEA CAPITAL LLC,
f/k/a PIMCO Equity Advisors LLC, PA DISTRIBUTORS LLC,
f/k/a PIMCO Advisors Distributors LLC,

STRONG CAPITAL MANAGEMENT, INC.,
STRONG INVESTOR SERVICES, INC.,
STRONG INVESTMENTS, INC.,

CANARY CAPITAL PARTNERS LLC,
CANARY INVESTMENT MANAGEMENT, LLC,
CANARY CAPITAL PARTNERS, LTD.,
EDWARD STERN,

SECURITY BROKERAGE INC.,
DANIEL CALUGAR

VERAS INVESTMENT PARTNERS, LLC,
JAMES MCBRIDE,
KEVIN LARSEN,

JOHN DOE CORPORATIONS 1 THROUGH 1000 and JOHN DOE INVESTORS 1 THROUGH 1000,

Defendants.

COMPLAINT AND PETITION FOR WRIT OF QUO WARRANTO

The State of West Virginia ex rel. Darrell V. McGraw, Jr., Attorney General ("the State") brings this Complaint pursuant to the West Virginia Consumer Credit and Protection Act, W.Va. Code § 46A-1-101, *et seq.* ("the Act") and this Petition for Writ of Quo Warranto pursuant to W.Va. Code §§ 53-2-1, *et seq.* Because the defendants herein have violated the Act and/or misused their corporate franchises and privileges, the State brings these claims. The State seeks injunctive relief, civil penalties, investigative costs, and attorney's fees.

I. PARTIES

1. The State brings this action by and through Darrell V. McGraw, Jr., the Attorney General of the State of West Virginia. The Act authorizes the Attorney General to bring this action on behalf of the State. W.Va. Code §§ 46A-7-108 through 46A-7-111. The Attorney General is authorized to seek the writ of quo warranto. W.Va. Code §§ 53-2-1, 53-2-2.

2. AIM Advisors, Inc. (hereinafter referred to as "AIMA") is a Delaware corporation with its principal offices in Houston, Texas. At all relevant times herein, AIMA was a registered investment advisor and the investment advisor for a number of mutual funds marketed as the AIM Funds. AIM Distributors, Inc. ("AIMD") is a Delaware corporation with its principal offices in Houston, Texas. At all relevant times herein, AIMD was the primary distributor and principal underwriter for AIM Funds. AIMA and AIMD are sometimes hereinafter collectively known as the "AIM Funds."

3. Invesco Funds Group, Inc. (hereinafter referred to as "Invesco Funds" or "IFG") is a Delaware corporation headquartered in Denver, Colorado. Prior to 2003 it was the investment advisor to the Invesco Funds complex. AIMA is the successor in interest to IFG.

4. Fred Alger Management Inc. (hereinafter referred to as "Alger Management") is a foreign corporation with its principal offices located in New York, NY. Alger Management manages the Alger Fund Group of mutual funds. Fred Alger & Company, Inc. (hereinafter referred to as "Alger Company") is a New York Corporation with its principal offices in New York, NY. Alger Company is the parent corporation of Alger Management and, along with Alger Management, markets and sells a group of mutual funds branded with Alger name. Alger and Alger Management are sometimes hereinafter collectively known as "Alger" or the "Alger Defendants."

5. Alliance Capital Management LP (hereinafter referred to as "ACM") is a Delaware limited partnership located in New York, New York. ACM manages a number of mutual funds. Alliance Capital Management Holding L.P. ("Alliance Holding") is a publicly traded Delaware limited partnership located in New York, New York and a

general partner of ACM and, along with ACM, markets and sells a group of mutual funds branded with Alliance name. ACM and Alliance Holding are hereinafter collectively known as "Alliance."

6. At all relevant times herein, Banc One Investment Advisors Corporation was an Ohio corporation, headquartered in Columbus, Ohio (hereinafter referred to as "BOIA"). At all relevant times BOIA was a wholly owned subsidiary of Bank One, National Association (Ohio), which in turn was a wholly owned subsidiary of Bank One Corporation (hereinafter referred to as "Bank One"). Following Bank One's merger with JP Morgan Chase & Co., BOIA became JP Morgan Investment Advisors, Inc. (hereinafter referred to as "JPMIA"). At all relevant times herein, BOIA provided discretionary investment management services to individuals and companies, including One Group Mutual Funds, a Bank One-sponsored mutual-fund complex. JP Morgan Chase & Co., a foreign corporation with its principal offices in New York, New York is the parent corporation of JPMIA f/k/a BOIA and, along with JPMIA and/or BOIA, markets and sells a group of mutual funds branded with JPMIA/BOIA name. JP Morgan Chase & Co. and JPMIA f/k/a BOIA are hereinafter collectively known as "One Group Mutual Funds."

7. Columbia Management Advisors, Inc. (hereinafter referred to as "Columbia Advisors"), an Oregon corporation formerly known as Columbia Management Company, is a wholly-owned subsidiary of Columbia Management Group, Inc. (hereinafter referred to as "Columbia Management"), which is a wholly-owned subsidiary of FleetBoston Financial Corporation. Columbia Advisors, which has offices

in Boston, has been an investment adviser to 140 Columbia Finds. Columbia Advisors, and Columbia Management are hereinafter collectively referred to as "Columbia Finds."

8. Franklin Advisers, Inc. (hereinafter referred to as "Franklin") is a foreign corporation headquartered in San Mateo, California. Franklin is a wholly owned subsidiary of Franklin Resources, Inc., a Delaware corporation headquartered in San Mateo, California. Franklin Resources, along with Franklin markets and sells mutual funds under the Franklin Templeton name. Franklin and Franklin Resources are hereinafter collectively referred to as "Franklin Templeton."

9. Janus Capital Management LLC (hereinafter referred to as "JCM") is a Delaware limited liability company headquartered in Denver, Colorado. JCM is an investment adviser to the certain mutual funds marketed and sold by JCM and Janus Capital Group Inc. (hereinafter referred to as "JCG"), its parent corporation. JCM and JCG are hereinafter collectively referred to as "Janus."

10. Massachusetts Financial Services Co. (hereinafter referred to as "MFS"), is a Delaware corporation headquartered in Boston, Massachusetts. MFS is the investment adviser and sponsor of certain mutual funds, including a group of over 100 funds known as the MFS Retail Funds.

11. Pilgrim Baxter & Associates, Ltd. (hereinafter referred to as "PBA") is foreign corporation headquartered in Wayne, Pennsylvania that serves as the investment advisor to the PBHG Funds, a Delaware statutory trust and a family of 18 mutual funds. PBA is an indirect wholly owned subsidiary of Old Mutual, PLC, which is an international financial services company based in London, England.

12. PA Fund Management LLC, f/k/a PIMCO Advisors Fund Management LLC (hereinafter referred to as "PAFM"), a Delaware limited liability company headquartered in New York, New York, is a registered investment adviser. PAFM is the administrator and investment adviser for the PIMCO Equity Funds: Multi-Manager Series ("the PIMCO Funds"). PAFM provides investment services to the PIMCO Funds. PEA Capital LLC, f/k/a PIMCO Equity Advisors LLC ("PEA"), a Delaware limited liability company headquartered in New York, New York, is a registered investment adviser. PAFM used PEA as an investment sub-adviser for several of the Funds including the Select Growth Fund, PEA Opportunity Fund, PEA Target Fund, PEA Innovation Fund, and other PIMCO funds. PAFM gave PEA full investment discretion and the power to make determinations with respect to the investment of a fund's assets. PA Distributors LLC, f/k/a PIMCO Advisors Distributors LLC (hereinafter referred to as "PAD"), a Delaware limited liability company headquartered in Stamford, Connecticut, is a registered broker-dealer. PAD is the distributor for the PIMCO Funds. PAFM, PEA, and PAD are hereinafter collectively referred to as "PIMCO."

13. Strong Capital Management, Inc. ("SCM"), a foreign corporation with its headquarters in Menomonee Falls, Wisconsin, is a registered investment adviser to the Strong Mutual Funds Complex, which consists of the family of Strong mutual funds. Strong Investor Services, Inc. ("SIS"), headquartered in Menomonee Falls, Wisconsin is SCM's transfer agent, and Strong Investments, Inc. ("SII"), a foreign corporation with its headquarters in Menomonee Falls, Wisconsin, is a registered broker-dealer and distributor of the Strong mutual funds. SCM, SIS, and SII are hereinafter collectively referred to as "Strong Funds."

14. Canary Capital Partners, LLC is a New Jersey Limited Liability Company headquartered in Secaucas, New Jersey. Canary Capital Management, LLC is a New Jersey Limited Liability Company headquartered in Secaucas, New Jersey. Canary Capital Partners, Ltd is Bermuda Limited Liability Company. Edward J. Stern is the CEO of the Canary companies. Stern and his entities operated a hedge fund which participated in much of the illegal activity set forth herein. Canary Capital Partners, LLC, Canary Capital Management, LLC, Canary Capital Partners, and Edward J. Stern are hereinafter collectively referred to as "Canary."

15. Security Brokerage Inc. was at all relevant times a broker dealer firm located in Las Vegas, Nevada. Daniel Calugar is its owner and CEO. Calugar and Security participated in the illegal activity as set forth herein for their own profit. Security Brokerage, Inc. and Calugar are hereinafter collectively referred to as "Security."

16. Veras Investment Partners, LLC ("Veras") is a Texas Limited Liability Company located in Sugar Land Texas. James McBride and Kevin Larsen are its founders and managing members. Veras operated as a hedge fund and participated, along with McBride and Larsen, in the illegal activity set forth herein. Veras, McBride, and Larsen are hereinafter collectively referred to as "Veras."

17. John Doe Corporations 1 through 1000 and John Doe Investors 1 through 1000 are the unknown illegal purchasers of the fund shares from the fund defendants as set forth herein.

18. At all times complained of herein, defendants were acting for and on their own behalf and as agents, ostensible agents, servants and/or employees, one of the other, in the course and scope of their employment, agency and/or ostensible agency.

19. At all times complained of herein, defendants were acting as conspirators, one of the other, and with unnamed persons, firms and corporations in common goals, schemes and designs for the goals and purposes as herein alleged and complained of.

20. At all times complained of herein, defendants entered into a joint venture, one with the other, and with unnamed persons, firms and corporations for the goals and purposes as herein alleged and complained.

II. JURISDICTION AND VENUE

21. Subject matter jurisdiction over the State's claims herein is founded on Article VIII, Section 6 of the West Virginia Constitution, W.Va. Code § 51-2-2, and W.Va. Code § 53-2-2. The Attorney General has the power to bring these claims on behalf of the State under the provisions of W.Va. Code §§ 46A-7-101, *et seq.* and §§ 53-2-1, *et seq.*

22. This Court's subject matter jurisdiction is exclusive. This is an action brought by the State in its governmental capacity by and through the Attorney General. Complete diversity of citizenship is lacking due to the fact that the State is not a citizen of any state for diversity purposes. The State asserts no claim arising out of the laws of the United States and disclaims and explicitly is not bringing any claim arising under or completely preempted by the laws (common, statutory, and administrative) of the United States. The State further disclaims any such claim that would support removal of this action to a United States District Court on the basis of federal question jurisdiction.

23. This Court has personal jurisdiction and venue over the defendants as they conduct business in this County and this State.

24. Venue is also proper pursuant to W.Va. Code §§ 46A-7-114, 52-2-2, and 56-1-1(a)(2).

III. STATEMENT OF FACTS

25. This is an action brought by the State against those in the mutual fund industry who have engaged in unfair or deceptive acts or practices and unconscionable conduct in marketing and selling investment services without disclosing to ordinary consumers (to which defendants owed fiduciary duties) that the fund defendants were allowing certain select consumers (including some of the defendants herein) special privileges not available to other consumers. In providing these special privileges, ordinary consumers were damaged.

26. The fund defendants are in the business of providing investment services. One method they use to provide investment services is by using their investment professionals to select and purchase groups of stocks, bonds, or other securities and packaging them as a single investment commonly known as a mutual fund. The fund defendants then manage, market, and sell the funds to consumers. When the underlying investments selected by the managers of the mutual funds increase in value or provide other returns, the gains and returns are passed on to the consumer purchasers of the funds, less the costs incurred in managing the funds. The costs include the fees charged by the fund defendants for their investment, management, and sales services.

27. For each of the mutual funds managed by the fund defendants, the defendants disseminate a prospectus, a document providing information regarding the management of the fund. Included in the prospectuses of the mutual funds managed by

the fund defendants are certain rules regarding purchasing investments in the funds including limitations on trading the funds and disclosures on how the funds are priced.

28. Mutual funds are priced based on the net value of the assets included in the funds (the net asset value or "NAV"). Under the so-called forward pricing rule, purchases or sales in the mutual funds at issue herein are priced at the next NAV calculated after an order is received. With respect to the funds at issue herein, the mutual fund defendants calculate NAVs once per day at 4 PM Eastern Time. Thus, while the value of the assets included in the NAV may increase or decrease during the trading day, a decision to purchase or sell received before 4 PM should be priced at the NAV calculated on the day of the trade while trades received after 4 PM should instead be priced at the next-day net asset value.

29. Sometimes a short-term discrepancy between the expected current price of a security and the stale value of that security used in the NAV occurs. International funds are vulnerable to this stale pricing due to differences between time zones. Periodically, events that could reasonably be expected to impact the value of a security or an entire market occur after a security has been priced in a foreign market. Examples of events might be a major political announcement or resignations of employees critical to the operation of a company. In these circumstances, the closing mutual fund price(s) may not fully reflect the expected current value(s) of the affected security(ies); these prices are sometimes referred to as 'stale' prices.

30. When stale pricing exists, a sophisticated purchaser can take advantage of the stale price by purchasing the funds when the stale price is less than the expected NAV and then selling the funds after the price rises to take into account the new information.

"Market timing" refers to the practice of short term buying and selling of mutual fund shares in order to exploit these inefficiencies in mutual fund pricing.

31. The profits made by the market timer come at the expense of the long-term investors. Market timing can dilute the value of mutual fund shares to the extent that a timer is permitted to buy and sell shares rapidly and repeatedly to take advantage of arbitrage opportunities. In addition, market timing raises transaction costs for the fund as managers incur expenses buying and selling sufficient quantities of the underlying fund assets to satisfy the increased volume caused by the short-term trading. Market timing can create the need for the fund to keep additional cash to cover redemptions and result in increased custody, trading, and transaction costs.

32. Consequently, mutual fund managers often maintain policies and procedures to detect and prevent timing, such as limiting the number of trades, imposing early redemption fees or exercising discretion to cancel timers' purchases. Prospectuses for mutual funds contain these restrictions and often contain representations that the fund seeks to deter timers. These representations are designed to reassure mutual fund customers that their investments in the funds and returns therefrom will not be diluted by short-term traders.

33. As is set forth in greater detail below, restrictions on market timing were not uniformly applied by the fund defendants. Certain select consumers were permitted to engage in market timing in violation of the prospectus restrictions in exchange for agreements by the select consumers to purchase other investment products and services offered by the defendants. These activities increased the ultimate costs of the investment services purchased by the ordinary consumers and increased the profits of the market

timers and fund defendants. The ordinary consumers were not told that the fund defendants' promises that market timing restrictions would be enforced were being regularly broken for select consumers who would provide the fund defendants with additional income earning opportunities as the quid pro quo for allowing market timing.

34. In addition to the quid pro quo arrangements allowing market timing by the fund defendants, certain of the fund defendants improperly failed to enforce the prospectus restrictions on market timing.

35. In addition to market timing, some of the fund defendants permitted certain consumers to engage in the practice of "late trading." Late trading as used herein refers to the practice of accepting an order to purchase or sell a mutual fund after 4:00 PM while using the 4:00 PM NAV for that day. Late traders purchase mutual fund shares after the supposed 4 PM close of the market based on news released after the market closes or on the direction the futures markets indicate the next day's open will take resulting in a virtually guaranteed profit.

36. As was the case with market timing, late trading was allowed by the fund defendants in exchange for quid quo pro arrangements with some of the fund defendants and others. The short-term trading conducted by the market timers was not disclosed to the long-term consumers and harmed them in the same manner as market timing.

37. The Mutual Fund defendants owe a fiduciary duty to their mutual fund advisory clients — a duty of utmost good faith and full and fair disclosure of all material facts and material conflicts of interest. This fiduciary duty required the Mutual Fund Defendants to act for the benefit of their mutual fund clients and not to use their clients' assets to benefit themselves and select others.

38. The purchaser defendants received large profits from the illegal activities and their agreements with the fund and broker defendants constituted conspiracy, aiding and abetting, and/or joint venture agreements.

39. The mutual funds in which market timing and/or later trading was permitted were marketed or sold in this State.

AIM Funds

40. The prospectuses for many of the mutual funds sold by AIM contained restrictions on Market Timing and representations that the fund managers sought to deter Market Timing. From at least 2001 through 2004, the prospectuses for AIM Funds indicated to the public that shareholders were limited to 10 exchanges per calendar year:

> You are limited to a maximum of 10 exchanges per calendar year, because excessive short-term trading or market timing activity can hurt fund performance. If you exceed that limit, or if an AIM Fund or the distributor determines, in its sole discretion, that your short-term trading is excessive or that you are engaging in market timing activity, it may reject any additional exchange orders. An exchange is the movement out of (redemption) one AIM Fund and into (purchase) another AIM Fund.

In spite of these restrictions on Market Timing, certain select large investors were exempted from the AIM Market Timing restrictions. These exceptions, which were contrary to the statements in the prospectuses for the AIM funds were not disclosed to other investors or the independent members of the boards of the funds.

41. Some of the traders who were allowed to violate the AIM Market Timing Rules had special arrangements with AIM whereby the trader would be allowed Market Timing "capacity" in exchange for a commitment to maintain funds in other AIM funds. Officers of Respondents were aware of these agreements and referred to the sums committed to other funds as "sticky assets." During the relevant time period, there were

at least 10 of these arrangements with market timers. The arrangements led to market timers engaging in tens of millions of dollars in trades made in violation of the prospectus limitations.

42. In addition to the sticky asset agreements, AIM also allowed other persons known to it to engage in frequent market timing activity. In addition, while some market timers were given limits, Respondents did not even sufficiently enforce these limits and some of the market timers engaged in more exchanges than permitted by their market timing arrangements.

43. AIM profited from the timing arrangements through increased advisory fees earned as a result of the deposits in the timed funds and the fees earned from the deposits of sticky assets. These earnings were at the expense of the other shareholders of the effected funds who were unaware of the Respondents' actions.

Alger Funds

44. The prospectuses for many of the mutual funds sold by Alger contained restrictions on market timing and representations that the fund managers sought to deter market timing. For example, the prospectus for one family of funds within the Alger complex (the "Alger Fund"), indicated that investors could make only six exchanges, or trades, of mutual funds per year.

45. Senior Alger executives oversaw the creation of "timing police" who were employees tasked with the identification of investors engaging in market timing in funds in which the prospectuses barred such conduct. When the Alger timing police discovered market timing activity, they were supposed to require the investors to redeem their shares of Alger mutual funds.

46. In spite of these restrictions on market timing, certain investors were exempted from the Alger market timing restrictions. Alger developed a policy to allow investors to engage in otherwise prohibited market timing who agreed to commit assets to certain Alger Management mutual funds on a buy and hold basis. This practice is also known as "sticky assets" or "sticky funds." Senior Alger officers personally oversaw the practice whereby those seeking to be allocated market timing capacity in Alger mutual funds were required to commit 20 percent of their total investment in "sticky assets."

47. Allocation of timing capacity was pervasive. By 2003, over $200,000,000.00 were placed in Alger mutual funds for the purpose of market timing.

48. The Alger Defendants knew that the Alger mutual fund prospectuses did not disclose that Alger permitted select investors to engage in market timing in violation of the restrictions imposed on all other investors. The Alger Defendants also understood that the Alger mutual fund prospectuses did not disclose that Alger required investors seeking to time Alger funds to maintain buy and hold positions in other mutual funds managed by Alger Management. The Alger Defendants further understood that Alger Management did not disclose that it treated investors differently based on whether they had entered into timing agreements in exchange for buy and hold positions. Finally, the Alger Defendants knew that allowing investors to engage in market timing of Alger mutual funds harmed other shareholders in the funds subject to market timing.

49. Alger and those customers allowed to engage in market timing profited from the practices at the expense of the other purchasers of Alger mutual funds who were deceived into believing that Alger consistently applied its trading rules.

Alliance

50. The prospectuses for many of the mutual funds sold by Alliance contained restrictions on market timing and representations that the fund managers sought to deter market timing. For example, with respect to the purchase and sale of shares of the mutual funds, the Alliance prospectuses stated: "A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when there appears to be evidence of a pattern of frequent purchases and sales made in response to short-term considerations." In addition, the prospectuses for each of the Alliance mutual funds stated: "You should consider an investment in the Fund as a long-term investment."

51. Alliance incorporated these provisions because it was aware that market timing was detrimental to the interests of the long-term purchasers. For example, Alliance explained that restrictions on market timing were due to the need to reduce risk to long-term shareholders: "Alliance goes to great lengths to minimize excessive exchange activity/market timing. This type of activity exposes both our funds and our funds' shareholders to unnecessary financial risk."

52. Because of this Alliance set up systems to discover Market Timers and stop the harmful trading. When it discovered Market Timers, Alliance would cancel the trade and notify the timers that restrictions on timing were necessary because "short-term trading is detrimental to the mutual fund."

53. The restrictions on market timing were not uniformly enforced at Alliance. Indeed, once Alliance discovered that it could profit from some Market Timers, it even hired a "Market Timing Supervisor" to administer the interactions between Alliance and timers.

54. Alliance made several agreements with Daniel Calugar, owner of Security Brokerage in Las Vegas, Nevada. Calugar's timing capacity, peaked at $220 million in certain Alliance mutual funds in exchange for Calugar's agreement to invest in hedge funds run by some of the same portfolio managers overseeing the Alliance mutual funds.

55. For example, Alliance Capital granted Calugar $150 million timing capacity -- the right to make multiple roundtrip trades up to $150 million each -- in the AllianceBernstein Technology Fund in return for a $30 million investment in a hedge fund managed by the same portfolio managers.

56. Calugar received extensive benefits from this agreement. From 2001 to 2003, Calugar made over $60 million in profits from timing Alliance mutual funds. The Alliance funds, on the other hand, decreased in value due to market timing.

57. Alliance also granted timing capacity to a group of entities affiliated with Canary Investment Management, LLC and controlled by Edward J. Stern (hereinafter collectively "Canary"). By July 2003, Canary had over $110 million in timing assets in Alliance funds. Canary obtained this timing capacity in exchange for investing in Alliance hedge funds, other Alliance mutual funds, and Alliance private capital management accounts from which Alliance Capital earned fees.

58. Alliance also shared confidential information with Canary regarding the specific securities and their weighted value owned by Alliance mutual funds. Alliance Capital did not disclose this information to the public except at certain specified times during the year. On a number of occasions, however, this information was released to Canary in contravention of Alliance's confidentiality policies. Canary used this information to profit from market timing during falling markets.

59. The Alliance timing arrangements were not limited to Calugar and Canary. Alliance also negotiated timing capacity with over 17 brokers. The arrangements with the brokers were made through arrangements between the Alliance Market Timing Supervisor and the brokers. The Market Timing Supervisor required approved timers to invest an amount typically equal to 10 percent of the timing assets into other investments managed by Alliance. These arrangements were promoted by Alliance by paying commissions to its broker wholesalers on the sticky assets received in exchange for timing capacity.

One Group Mutual Funds

60. One Group Mutual Fund prospectuses restricted exchange activity in all One Group funds. One Group reserved the right to reject any exchange request if One Group reasonably believed that the exchange would adversely affect shareholders. The One Group Mutual Fund specifically limited the movement of any investment between funds to "two substantive exchange redemptions within 30 days of each other." With respect to its international funds, in November 2001, One Group began imposing a 2% early redemption fee for any international fund redemption made within 90 days of purchase.

61. In spite of these restrictions One Group Mutual Fund allowed certain investors to avoid these restrictions. One market timer was permitted over 100 exchange transactions between funds in violation of the prospectus restrictions netting an almost $1.25 million profit at the expense of the other fund shareholders.

62. One Group Mutual Fund also allowed Stern to engage in market timing in exchange for Stern borrowing $15 million from Bank One and placing the proceeds and

$15 million of Stern's funds in certain One Group Mutual Fund accounts. Stern engaged in a substantial volume of market timing trades without paying over $4 million in redemption fees required by the prospectuses.

63. Other large investors were also permitted to trade without paying the required redemption fees.

64. One Group Mutual Fund also provided confidential portfolio information to certain large investors including Stern.

Columbia Funds

65. During the relevant period, Columbia Advisors made representations to investors in the fund prospectuses that the funds did not permit market timing or other short-term or excessive trading because of its harmful effect on the funds. In addition, the prospectuses provided that the funds involved would allow no more than three or four exchanges per fund per year. These statements in the prospectuses were issued to clients and potential clients by both Columbia Advisors and Columbia Distributor.

66. In spite of these restrictions, Columbia Distributor secretly entered into arrangements with at least nine companies and individuals, allowing them to engage in frequent short-term trading in at least seven Columbia Funds, including international funds and a fund aimed at young investors. Columbia Management Advisors knew and approved of all but one of the short-term trading arrangements, and it allowed the arrangements to continue despite knowing such trading could be detrimental to long-term shareholders in the funds. These arrangements increased the advisory fees earned by Columbia Advisors and the compensation paid to Columbia Distributor.

67. The defendants entered into and/or approved these arrangements despite the fact that they knew or suspected that these investors were engaged in "market timing." After entering into these arrangements, the nine companies and individuals engaged in frequent short-term or excessive trading in at least sixteen different Columbia Funds.

68. Further, in connection with certain of the arrangements, Columbia Distributor insisted upon receiving so-called "sticky assets" - long-term investments that were to remain in place in return for allowing the investors to actively trade in the funds. In some cases, Columbia Distributor required investors who wanted to engage in frequent short-term trading in certain Columbia Funds to place long-term assets in other Columbia Funds. Such arrangements benefited Columbia Advisors and Columbia Distributor, but posed risks for investors in the funds in which short-term trading was allowed.

69. Throughout the relevant period, these defendants never disclosed to the long-term shareholders of the Columbia Funds or to the independent trustees of the Columbia Funds the special arrangements they made with these short-term or excessive traders and the potential harm these arrangements posed to the relevant Columbia Funds. The Defendants also did not disclose the resulting conflicts of interest these arrangements created between Columbia Advisors and its clients. Nor did these defendants disclose the conflicts of interest created by the disparate treatment of investors in the same fund, which was a result of these arrangements (i.e., while investors with special arrangements were allowed to engage in frequent trading, those without such arrangements were not).

Franklin Templeton

70. During all relevant times herein, Franklin Templeton fund prospectuses have contained language restricting market timing activity. The prospectuses state to the

effect that a shareholder who engages in more than two round-trips (a purchase into a fund followed by sale out of the fund) in a calendar quarter "will be" considered a market timer, or "may be" considered a market timer. Prospectuses have also indicated that shareholders who buy or sell in amounts equal to at least $5 million, or more than 1% of the fund's net assets, "may be" or "will be" considered market timers. Some fund prospectuses absolutely prohibited investments by market timers, while others have said the fund "may" reject market timers.

71. In August 2001, Franklin gave a known market timer permission to time a mutual fund that flatly prohibited market timers. At about the same time, the market timer invested $10 million in a new Franklin Templeton hedge fund.

72. In August 2001, the timer wrote emails to the subsidiary employee asking for permission to conduct up to twelve round-trips per quarter of up to $45 million each in a Franklin Templeton mutual fund for which Franklin served as investment adviser. The timer stated that in return for the trading privileges he sought, he would invest $10 million in the hedge fund.

73. The prospectus for the mutual fund stated that the fund did "not allow investments by Market Timers" and Franklin knew that the timer was a market timer. Nonetheless, Franklin granted the timer's request to trade in the mutual fund. The subsidiary employee struck an arrangement with the timer under which the timer's investment in the hedge fund was linked to his being able to conduct the round-trips in the mutual fund.

74. In early September 2001, the timer put $10 million in the hedge fund, becoming its first investor. From mid-September through late October, the timer made three round-trips of roughly $20 million in the mutual fund.

75. In addition, brokers selling Franklin Templeton shares placed almost $90 million in market timing trades that violated the Franklin Templeton prospectuses.

Invesco Funds

76. The prospectuses for many of the mutual funds sold by IFG contained restrictions on Market Timing and representations that the fund managers sought to deter Market Timing. For example, from 1997 through late 2003, the prospectuses for the IFG funds indicated to the public that shareholders would be limited to "four exchanges out of each fund per twelve-month period. The prospectuses further noted that "[e]ach Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interests of the Fund."

77. In spite of these restrictions on Market Timing, certain select large investors were exempted from the IFG Market Timing restrictions. These exceptions, which were contrary to the statements in the prospectuses for the IFG funds were not disclosed to other investors or the independent members of the boards of the funds.

78. From mid-2001 through late 2003, IFG allowed more than sixty separate broker dealers, hedge funds, and investment advisors to trade in violation of the IFG's stated restrictions on Market Timing. These traders engaged in frequent trading designed to implement Market Timing strategies in over nine different IFG mutual funds. The secret market timers selected by the Respondents who were permitted to make frequent

trades made Market Timing trades worth hundreds of millions of dollars in IFG mutual funds.

79. Some of the traders who were allowed to violate the IFG Market Timing Rules had special arrangements with IFG whereby the trader would be allowed Market Timing "capacity" in exchange for a commitment to maintain funds in other IFG funds. Invesco referred to those specific instances where it had a specific agreement with a market timer as "Special Situations" and the sums committed to other funds as "sticky money." Pursuant to IFG policy, no written records were kept of the details of the Special Situation arrangements.

80. In addition to the Special Situation agreements, IFG also allowed other persons known to it to engage in frequent market timing activity which did not involve specific agreements. Finally, in addition to the explicit arrangements, IFG failed to police its funds by keeping track of the number of exchanges made by investors with less than $100,000 in funds allowing a number of these smaller investors to engage in prohibited Market Timing.

81. Over the course of the period between 2001 and late 2003, IFG became aware of the fact that various IFG funds were being harmed by Market Timing as fund managers complained about the disruptive consequences of the Market Timing traders.

Janus

82. By 2001, Janus and the Janus funds had adopted limits on trading that sought to prevent market timing due the adverse impact that market timing has on the funds. During the relevant time periods the prospectuses for these funds stated that Janus did not permit frequent trading or market timing in these funds. The prospectuses also

stated that frequent trading in the funds could disrupt portfolio investment strategies and increase fund expenses for all fund shareholders, and stated that the funds were not intended for market timing or excessive trading. Between November 2001 and September 2003, Janus provided these prospectuses to shareholders and prospective shareholders in the funds.

83. Between November 2001 and September 2003, Janus entered into or maintained agreements with 12 Market Timers that allowed those entities to "market time" mutual funds for which Janus was the investment adviser. These agreements permitted the Market Timers to trade far more frequently than other shareholders. Some of the market timers were permitted to make frequent trades of up to tens of millions of dollars each in the mutual funds.

84. Certain Janus funds in which Market Timers engaged in frequent trading assessed redemption fees. These redemption fees were adopted to offset brokerage commissions and other costs associated with changes in the mutual funds' asset level and cash flow due to short-term trading. A single such fund assessed redemption fees for the entire time period from November 2001 through August 2003. Other such funds assessed redemption fees beginning in March or June 2003. As part of its agreements with the Market Timers, Janus waived redemption fees for their trading in these funds.

85. In connection with some of its market timing agreements, Janus required the approved Market Timer to maintain, or "park," "sticky assets" in Janus mutual funds that were not being timed. In other instances, Janus understood that the total amount of a Market Timer's investments in Janus mutual funds would be substantially greater than the daily trade limits set by Janus for that Market Timer.

86. In addition to the management fees it received from assets being timed by the Market Timers, Janus received additional management fees from the non-timed assets that the Market Timers parked in Janus funds.

87. Most of the market timing under the timing agreements occurred within seven Janus funds. Collectively, the timing activity by the Market Timers caused a substantial amount in dilution to the affected Janus mutual funds and thereby harmed the long-term shareholders of the funds.

88. Between November 2001 and September 2003, Janus's single largest timer was permitted to time at least seven Janus funds, making more than 500 trades that included total purchases of more than $2.5 billion dollars. By the Summer of 2003, the Largest Timer had as much as $263,000,000 invested in Janus funds at any given time. Janus did not assess applicable redemption fees against the Largest Timer for its short-term trading activity.

89. In an effort to effectuate the prohibition on market timing set forth in the funds' prospectuses, Janus regularly monitored and policed market timing and frequent trading in the funds and took steps, in certain circumstances, to stop such trading when it was identified, including barring shareholders from the funds. At the same time it was policing market timing and frequent trading, and prohibiting other shareholders from engaging in it, Janus allowed the Market Timers to engage in these practices.

90. In the Fall of 2002, as part of Janus's efforts to combat market timing in Janus mutual funds, Janus's then Chief Executive Officer commissioned an internal study to examine the market timing problem and make recommendations to address the problem. At the conclusion of this study, a report was prepared that highlighted the

adverse impacts associated with market timing in mutual funds, identified the fact that Janus had approved market timing agreements, and recommended that these agreements be terminated. Nevertheless, JCM did not terminate its approved market timing relationships at this time and continued to enter into agreements with Market Timers until July 2003.

MFS

91. During the relevant time period, the prospectuses of MFS Retail Funds had restrictions on and discouraged market timing. For example, the in April 2002, the prospectus disclosures for the MFS Retail Funds contained the this statement:

> The MFS Funds do not permit market timing or other excessive trading practices that may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS Funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. The MFS funds will exercise these rights, including rejecting or canceling purchase and exchange orders, delaying for up to two business days the processing of exchange requests, and restricting the availability of purchases and exchanges through telephone requests, facsimile transmissions, automated telephone services, internet services or any electronic transfer service, if an investors trading, in the judgment of MFS Funds, has been or may be disruptive to a fund. In making this judgment, the MFS Funds may consider trading done in multiple accounts under common ownership or control.

92. The MFS prospectus disclosures described above were deceptive and misleading because MFS policies allowed extensive market timing in MFS Funds from at through late-2003.

93. These policies led to widespread market timing in MFS Funds. MFS's own internal estimates reported that MFS market timers held approximately $2 billion in assets in May, 2003 which represented 5 percent of all MFS fund assets.

94. In addition to permitting market timing, MFS directed recognized market timers into its funds. MFS routinely provided certain broker-dealers with its internal policy allowing market timing in its funds, and routinely directed known market timers to its funds.

95. In addition to market timing, extensive illegal late trading was also allowed in MFS funds. MFS failed to detect and/or stop the late trading in its funds that was being conducted by many of the market timers and others.

96. The pervasive and extensive market timing and late trading in the MFS funds caused extensive damage and disruption to the funds. Over the relevant time period numerous MFS employees reported to management regarding the damages caused by the late trading and market timing. Their warnings and cautions were, however ignored.

97. MFS profited from allowing market timing and later trading. MFS' fees are based on a percentage of assets under management. Because MFS allowed market timing and late trading, MFS assets were greater than they would otherwise have been had MFS followed the policies stated in the MFS prospectus disclosures. These additional assets generated millions of dollars in additional fees to MFS.

Pilgrim Baxter

98. During the relevant time period, all PBHG fund prospectuses disclosed that investors would be permitted to make no more than four exchanges per year into the PBHG Cash Reserves Fund from any other PBHG fund. The prospectuses did not disclose any exception to this policy for any investor or investors.

99. PBA recognized the fact that the four-exchange limitation was in the best interests of long-term shareholders. PBA internal documents reflect that PBA recognized the negative impact associated with excessive short-term trading, or market timing, on a portfolio manager's ability to effectively manage the assets of their funds.

100. Nevertheless, more than two-dozen PBHG Funds accountholders conducted short-term trading of the PBHG Funds through the PBHG Cash Reserve Fund that was far in excess of the disclosed limitation of four exchanges per year.

101. In July 2001 PBA, took some steps to limit such trading. At its peak, approximately 28 PBHG Funds accountholders exceeded the four-exchange policy, and their accounts contained total assets of approximately $600 million.

102. In July 2001, PBA determined to take action against market timers, and suspended the trading of all market timers except those related to two identified entities, namely the hedge fund family in which Gary Pilgrim, the founder of PBA, invested, and the Wall Street Discount Corporation, a New York brokerage who employed a friend of Baxter, another PBA principal. In August of 2001, timing assets of these two timers comprised more than 60% of the PBHG Funds' known timer assets. Over the next few months these entities increased their timing so that elimination of most of the timers from the PBHG Funds did not eliminate most of the timing activity.

103. PBA also provided Wall Street Discount confidential PBHG portfolio information to Wall Street Discount customers who used the portfolio information to market time the PBHG funds and to exercise hedging strategies through other financial and brokerage institutions.

PIMCO

104. The prospectuses for many of the mutual funds sold by Respondents contained restrictions on Market Timing and representations that the fund managers sought to deter Market Timing. During the relevant time periods, the prospectus for the PIMCO Funds contained provisions identical or substantially identical to the following:

> The Trust reserves the right to refuse exchange purchases, if, in the judgment of PIMCO Advisors, the purchase would adversely affect a Fund and its shareholders. In particular, a pattern of exchanges characteristic of "market-timing" strategies may be deemed by PIMCO Advisors to be detrimental to the Trust or a particular Fund. Currently, the Trust limits the number of "round trip" exchanges an investor may make. An investor makes a "round trip" exchange when the investor purchases shares of a particular Fund, subsequently exchanges those shares for shares of a different PIMCO Fund and then exchanges back into the originally purchased Fund. The Trust has the right to refuse any exchange for any investor who completes (by making the exchange back into the shares of the originally purchased Fund) more than six round trip exchanges in any twelve-month period. Although the Trust has no current intention of terminating or modifying the exchange privilege other than as set forth in the preceding sentence, it reserves the right to do so at any time.

105. In spite of these restrictions on Market Timing, certain select large investors were exempted from the PIMCO Market Timing restrictions. These exceptions, which were contrary to the statements in the prospectuses for the PIMCO Funds were not disclosed to other investors or the independent members of the boards of the funds.

106. From mid-2001 through late 2003, the Respondents allowed broker dealers, hedge funds, and investment advisors to trade in violation of the PIMCO Funds' stated restrictions on Market Timing. These traders engaged in frequent trading designed to implement Market Timing strategies in multiple PIMCO mutual funds. The secret market timers selected by PIMCO were permitted to make frequent trades in a number of the PIMCO Funds worth approximately one-hundred million dollars.

107. Some of the investors who were allowed to violate the Market Timing rules had special arrangements with PIMCO whereby the trader would be allowed Market Timing "capacity" in exchange for a commitment to maintain funds in other PIMCO funds. PIMCO officials referred to those sums committed to other funds as "sticky money."

108. In addition to the explicit arrangements, PIMCO failed to police its funds by keeping track of the number of exchanges made by other investors allowing a number of these investors to engage in prohibited Market Timing.

109. Over the course of the period between 2001 and late 2003, high level officials with PIMCO became aware of the fact that various of the Funds were being harmed by Market Timing as fund managers complained about the disruptive consequences of the Market Timing traders. Nevertheless, the market timing did not cease.

Strong Funds

110. Since at least 1998, the Strong entities have consistently and openly discouraged market timing of the Strong mutual funds. The Strong fund prospectuses state that the funds reserve the right to refuse trades for excessive trading, and several versions of the prospectuses defined excessive trading in detail. Moreover, SIS implemented procedures that detected and expelled numerous market timers from the Strong funds, and informed numerous fund shareholders and prospective fund shareholders, orally and in writing, that they could not frequently trade the funds and would be banned for engaging in such trading. The prospectus disclosures coupled with

the openly-enforced market timing policing procedures would lead a reasonable investor to believe that the Strong funds would not allow market timing.

111. SCM, through its wholly-owned transfer agent SIS, implemented procedures to monitor certain funds for market timing. The monitoring procedures employed by SIS differed depending on whether the trading occurred in the accounts of retail customers, i.e., investors who purchased shares directly from SIS, or in the accounts of intermediary customers, i.e., third-party intermediaries such as broker-dealers who have agreements in place to sell Strong funds. The timing police monitored four international funds on the retail side of the business and nine funds, including domestic and international, on the intermediary side. The market timing police would issue either an oral or written warning, or both. If the shareholder continued to frequently trade, SIS would undertake efforts to ban the shareholder from trading one or more of the Strong funds.

112. Notwithstanding these prohibitions, from December 2002 to May 2003, under a written agreement, Canary frequently traded four Strong funds, reaping gross profits of $2.7 million and net profits of $1.6 million. By allowing Canary to frequently trade, SCM expected that Canary would make additional investments with the Strong entities in non-mutual fund business. From 1998 through 2001 and in 2003, Strong frequently traded 10 Strong funds, including one over which he was the portfolio manager, making approximately 660 redemptions inconsistent with the limitations of the prospectus in the forty accounts that he controlled. As a result of his trading, Strong had gross profits of $4.1 million and net profits of $1.6 million.

113. To enable Canary's frequent trading, the Strong entities contravened several of their policies and procedures. First, SCM allowed Canary to make frequent trades despite the disclosures in the Growth Funds' prospectuses that market timing or excessive trading could be disruptive or detrimental to the funds. At the time Canary traded, these prospectuses contained the following disclosure: "We reserve the right to...[r]eject any purchase request for any reason, including exchanges from other Strong Funds. Generally, we do this if the purchase or exchange is disruptive to the efficient management of the Fund (due to the timing of the investment or an investor's history of excessive trading)." Further, the prospectuses denote several factors that the Funds will consider to identify "market timers": "shareholders who (1) have requested an exchange out of the Fund within 30 days of an earlier exchange request; (2) have exchanged shares out of the Fund more than twice in a calendar quarter; (3) have exchanged shares equal to at least $5 million or more than 1% of the Fund's net assets; or (4) otherwise seem to follow a timing pattern. Shares under common ownership or control are combined for purposes of these factors." The prospectuses neither stated nor suggested that the funds would make exceptions for large shareholders from whom Strong entities desired to obtain additional business. To accomplish this arrangement, Canary was also exempted from the Strong timing police.

114. SCM also provided Canary with the Growth Funds' portfolio holdings on seven occasions between November 2002 and June 2003. The dissemination of the portfolio holdings to Canary was contrary to its policy. According to SCM's policy, the portfolio holdings were only disseminated to fund shareholders via the semi-annual and annual reports filed with the Commission. Otherwise, SCM did not provide this

information to individual investors. Nevertheless, SCM employees provided Canary with the holdings.

115. In addition to Canary, others, including employees and officers were permitted to market time the Strong Funds.

Canary

116. Canary operated a mutual fund known as a hedge fund. A hedge fund is a mutual fund that aims to return a specific rate or return regardless of the market conditions. During the relevant time periods set forth herein, Canary achieved its returns through illegal timing and late trading strategies with the fund defendants set forth herein and with other unknown defendants.

117. Canary's market timing and late trading was accomplished through arrangements with the mutual funds that allowed the illegal conduct or by taking advantage of funds who were not enforcing their prohibitions against market timing or late trading.

Security

118. Security and Calugar, trading through Security Brokerage, engaged in a scheme involving market timing and late trading of various mutual funds using investments totaling between $400-$500 million. Most of Calugar's market timing trades were through Alliance and MFS.

119. Security's market timing and late trading was accomplished through arrangements with the mutual funds that allowed the illegal conduct or by taking advantage of funds who were not enforcing their prohibitions against market timing or late trading.

Veras

120. Veras operated a mutual fund known as a hedge fund. During the relevant time periods set forth herein, Veras achieved its returns through illegal timing and late trading strategies with the fund defendants set forth herein and with other unknown defendants.

121. Veras market timing and late trading was accomplished through arrangements with the mutual funds that allowed the illegal conduct or by taking advantage of funds who were not enforcing their prohibitions against market timing or late trading.

122. The content of this statement of facts is illustrative of the conduct of defendants and does not exhaustively detail it.

123. The contents of this statement of facts are incorporated into each and every count for relief set forth below.

IV. CLAIMS

COUNT I
(Unfair Methods of Competition and Unfair or Deceptive Acts or Practices)

124. The Act makes unfair methods of competition and unfair or deceptive acts or practices in the conduct of any trade or commerce unlawful. W.Va. Code § 46A-6-104.

125. The conduct of the defendants as set forth herein constitutes the use of unfair methods of competition and unfair or deceptive acts or practices in the conduct of trade or commerce all of which constitute violations of this provision.

126. The defendants' violations of the Act are numerous. Each transaction with a market timer and/or late trader constitutes a violation. Furthermore, each billing

statement, prospectus, or advertisement, sent to a customer or prospective customer which did not disclose the true facts as set forth above constitutes a separate violation. Each billing statement, prospectus, advertisement, or other communication sent to a customer or prospective customer which alleged that the defendants maintained a policy or policies to deter, restrain, or halt the type of conduct as set forth above constitutes a separate violation.

127. The defendants have engaged in a course of repeated and willful violations of the Act as set forth herein justifying the assessment of a civil penalty of $5,000.00 for each violation of the Act as authorized by W.Va. Code § 46A-7-111(2).

COUNT II
(Quo Warranto)

128. The actions of the defendants set forth herein constitute a misuse or nonuse of their privileges and franchises, and/or the exercise of privileges or franchises not conferred upon it by law, and/or the issuance of a a certificate of incorporation obtained by them for a fraudulent purpose, or for a purpose not authorized by law.

129. Pursuant to the provisions of West Virginia Code §§ 53-2-1, the Attorney General prays that the Court award him the writ of *quo warranto* declaring that the defendants' actions as set forth herein are improper.

V. PRAYER

WHEREFORE, the Attorney General respectfully prays that it be granted relief against defendants as follows:

(a) That the Court enter a temporary order as authorized by W.Va. Code § 46A-7-110 enjoining defendants from committing further violations of the Act.

(b) That the Court enter a final order against defendants finding that they have violated the Act as set forth herein and permanently enjoining them from any further violations of the Act.

(c) That the Court enter a final order finding that defendants have engaged in a course of repeated and willful violations of the Act and assessing a civil penalty of $5,000.00 for each violation of the Act as authorized by W.Va. Code § 46A-7-111(2).

(d) That the Court enter a final order requiring defendants to pay to the Attorney General and its attorneys reasonable attorney fees and costs expended in connection with the investigation and litigation of this case.

(e) That the Court issue the writ of *quo warranto* against the defendants for their improper actions.

(f) That the Court enter an order awarding the State prejudgment interest, post judgment interest, and all other relief determined by the Court to be just.

DARREL V. MCGRAW, JR.
ATTORNEY GENERAL OF THE
STATE OF WEST VIRGINIA

By Counsel



Frances A. Hughes, WV Bar No. 1816
Chief Deputy Attorney General
Office of the Attorney General
State of West Virginia
Charleston, WV 25305
(304) 558-2021

Anthony J. Majestro (WV State Bar # 5165)
Special Assistant Attorney General
Powell & Majestro, P.L.L.C.
405 Capitol Street, Suite P-1200
Charleston, West Virginia 25301
(304) 346-2889

James C. Peterson, Esquire
Special Assistant Attorney General
WV State Bar No. 2880
Hill, Peterson, Carper, Bee & Deitzler, PLLC
NorthGate Business Park
500 Tracy Way
Charleston, West Virginia 25305
(304) 345-5667

Troy N. Giatras (WV State Bar # 5602)
Special Assistant Attorney General
Giatras & Webb
8 Capitol Street, Suite 800
Charleston, West Virginia 25301
(304) 343-2900

MEMORANDUM TO CLERK
FOR INSTITUTING CIVIL ACTION

To the Clerk of the Circuit
Court of Marshall County, West Virginia

CIVIL ACTION NO: ____________

DARRELL V. MCGRAW, JR., ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA,

Plaintiff,

vs.

	Days to Answer	Type of Service
All defendants listed below:	**30**	**Secretary of State**

AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC.,

INVESCO FUNDS GROUP, INC.,

**FRED ALGER MANAGEMENT INC.,
FRED ALGER & COMPANY, INC.,**

**ALLIANCE CAPITAL MANAGEMENT, L.P.,
ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.,**

**JP MORGAN INVESTMENT ADVISORS INC.,
f/k/a BANC ONE INVESTMENT ADVISORS CORPORATION,
JP MORGAN CHASE & CO.,**

**COLUMBIA MANAGEMENT ADVISORS, INC.,
COLUMBIA FUNDS DISTRIBUTOR, INC.**

**FRANKLIN ADVISERS, INC.,
FRANKLIN RESOURCES, INC.,**

**JANUS CAPITAL GROUP INC.,
JANUS CAPITAL MANAGEMENT LLC,**

PILGRIM BAXTER & ASSOCIATES, LTD.,

PA FUND MANAGEMENT LLC, f/k/a PIMCO Advisors Fund Management LLC, PEA CAPITAL LLC, f/k/a PIMCO Equity Advisors LLC, PA DISTRIBUTORS LLC, f/k/a PIMCO Advisors Distributors LLC,

**STRONG CAPITAL MANAGEMENT, INC.,
STRONG INVESTOR SERVICES, INC.,
STRONG INVESTMENTS, INC.,**

CANARY CAPITAL PARTNERS LLC,
CANARY INVESTMENT MANAGEMENT, LLC,
CANARY CAPITAL PARTNERS, LTD.,
EDWARD STERN,

SECURITY BROKERAGE INC.,
DANIEL CALUGAR

VERAS INVESTMENT PARTNERS, LLC,
JAMES MCBRIDE,
KEVIN LARSEN,

JOHN DOE CORPORATIONS 1 THROUGH 1000 and JOHN DOE INVESTORS 1 THROUGH 1000,

Defendants.

Anthony J. Majestro
West Virginia Bar No. 5165
Powell & Majestro, PLLC
405 Capitol Street, Suite P-1200
Charleston, WV 25301
(304) 346-2889
(304) 346-2895 (fax)

Counsel for Plaintiff

April 11, 2005

PLAINTIFF: **DARRELL V. MCGRAW, JR., ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA,**

CASE NUMBER: ________________

DEFENDANTS:

See list on Page 1.

II. TYPE OF CASE:

TORTS		OTHER CIVIL
( ) Asbestos	( ) Adoption	( ) Appeal from Magistrate Court
( ) Professional Malpractice	( ) Contract	( ) Petition for Modification of Magistrate Sentence
( ) Personal Injury	( ) Real Property	( ) Miscellaneous Civil
( ) Product Liability	( ) Mental Health	(X) Other: Consumer Protection
( ) Other Tort	( ) Appeal of Admin. Agency	

III. JURY DEMAND: () Yes (x) No
CASE WILL BE READY FOR TRIAL BY: April, 2005

IV. DO YOU OR ANY OF YOUR CLIENTS OR WITNESSES IN THIS CASE REQUIRE SPECIAL ACCOMMODATIONS DUE TO A DISABILITY OR AGE?
( ) YES (X) NO

Attorney Name: Anthony J. Majestro
WV Bar No. 5165

Representing:

Firm: Powell & Majestro, PLLC.
405 Capitol Street
Suite P-1200
Charleston, WV 25301
(304) 346-2889

(X) Plaintiff

Dated: April 11, 2005



(Signature)


AIM
INVESTMENTS

40-33

811-02606
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

July 6, 2005


PROCESSING
SECTION
RECEIVED
JUL 11 2005
185
SEC MAIL
WASH, D.C.

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Order** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DELORES BERDAT, ET AL.,	§	
	§	
Plaintiff,	§	
VS.	§	CIVIL ACTION NO. H-04-02555
	§	
INVESCO FUNDS GROUP INC, ET AL.,	§	
	§	
	§	
Defendant.	§	

ORDER

The parties are hereby notified that a telephonic hearing is scheduled for **July 12, 2005 at 10:30 a.m.** Parties should call the Court's conference dial-in (713) 250-5040 at the scheduled time. Parties should be prepared to discuss Defendants' Motion for Judgment.

IT IS SO ORDERED

SIGNED the 5th day of July, 2005.



Keith P. Ellison
United States District Judge

TO INSURE PROPER NOTICE, EACH PARTY WHO RECEIVES THIS ORDER SHALL FORWARD A COPY OF IT TO EVERY OTHER PARTY AND AFFECTED NON-PARTY EVEN THOUGH THEY MAY HAVE BEEN SENT ONE BY THE COURT.